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As filed with the Securities and Exchange Commission on June 27, 2002

Registration No. 333-90198

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FIRST COMMUNITY BANCORP
(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA	33-0885320
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6110 El Tordo
Rancho Santa Fe, California 92067
(858) 756-3023
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Lynn M. Hopkins
Chief Financial Officer
275 North Brea Boulevard
Brea, California 92821
(714) 671-6800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Stanley F. Farrar, Esq. Sullivan & Cromwell 1888 Century Park East Los Angeles, California 90067 (310) 712-6600	Allen Z. Sussman, Esq. Morrison & Foerster, LLP 555 West Fifth Street, Suite 3500 Los Angeles, California 90013 (213) 892-5200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐  _______

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐  _______

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)(3)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)

Common Stock, no par value	3,565,000	$24.21	$86,308,650	$7,940.40

(1)
Includes 465,000 shares the underwriters have the option to purchase to cover over-allotments, if any.
(2)
Estimated solely for purposes of calculating the registration fee.
(3)
Pursuant to Rule 457(c), the average of the high and low prices per share of the Common Stock reported on the Nasdaq National Market on June 21, 2002 has been used to determine the registration fee.
(4)
Registration fee of $7,935 was previously paid upon the initial filing of this Registration Statement (File No. 333-90198) on June 11, 2002. Accordingly, an additional payment of $5.40 was made on June 26, 2002 in connection with this filing.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 27, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state in which the offer or sale is not permitted.

Prospectus

3,100,000 Shares

FIRST COMMUNITY BANCORP
Common Stock

        We are offering 3,100,000 shares of our common stock, no par value per share. We will receive all of the net proceeds from the sale of these shares. Our common stock is quoted on the Nasdaq National Market under the symbol "FCBP." On June 26, 2002, the last reported sale price of our common stock was $24.41 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 for a discussion of factors you should consider before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

        We have granted the underwriters an option for a period of 30 days to purchase up to 465,000 additional shares of our common stock at the public offering price to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

        The underwriters expect the shares of our common stock will be ready for delivery to purchasers on or about            , 2002.

FRIEDMAN BILLINGS RAMSEY

KEEFE, BRUYETTE & WOODS, INC.

STIFEL, NICOLAUS & COMPANY
INCORPORATED

The date of this prospectus is            , 2002.

        No dealer, salesperson or other person is authorized to give any information or to make any representation not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in or incorporated by reference into this prospectus. This summary is not intended to be complete. You should carefully read this entire prospectus, including the "Risk Factors" section, and the documents we refer you to under "Where to find additional information," including the documents incorporated by reference into this prospectus, before making an investment in our common stock.

The Company

        We are the holding company for two banks—Rancho Santa Fe National Bank and Pacific Western National Bank. Assuming completion of three currently proposed acquisitions, we will be one of the largest independent bank holding companies headquartered in Southern California and, through Rancho Santa Fe National Bank, we will operate the largest independent commercial bank headquartered in and serving San Diego County. At March 31, 2002, we had consolidated total assets of $1,199.8 million, total deposits of $1,046.0 million and shareholders' equity of $104.3 million. If the three proposed acquisitions, this offering and an issuance by us of additional trust preferred securities with an aggregate liquidation preference of $10.0 million had been completed on March 31, 2002, we would have had on that date consolidated total assets, total deposits and shareholders' equity of $2,193.7 million, $1,761.7 million, and $268.7 million. See "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page F-1 for more information on our pro forma financial data.

        Business strategy—Our business strategy is to build and maintain premier, relationship-based community banks, serving the needs of small- to medium-sized businesses and the owners and employees of those businesses. As community-based institutions, we strive to offer a superior level of customer service compared to the larger regional and super-regional banks. Our banks offer a broad range of banking products and services to the communities they serve including: accepting time and demand deposits, originating commercial loans, real estate loans, including construction loans and mortgage loans, Small Business Administration guaranteed loans and consumer loans. We are also committed to disciplined cost controls. We have centralized administrative, credit and other functions at the holding company level, allowing our banks to operate more efficiently. Our banks rely on a foundation of locally generated deposits that have a relatively low cost due to a high percentage of noninterest bearing deposits.

        Management—The experience of our management team is our primary strength and competitive advantage. That team consists of the following individuals:

  •
  John Eggemeyer, chairman of the board and formerly chairman of the executive committee of the board of Western Bancorp until its acquisition by U.S. Bancorp in 1999. Mr. Eggemeyer is also a founder and the chief executive of Castle Creek Capital, LLC and Castle Creek Financial, LLC, which together form a merchant banking organization serving the banking industry;

  •
  Matthew Wagner, chief executive officer and formerly the president and chief executive officer of Western Bancorp;

  •
  Robert Borgman, chief credit officer and formerly the chief credit officer of Western Bancorp;

  •
  Suzanne Brennan, chief operations officer and formerly executive vice president-operations of Western Bancorp; and

  •
  Lynn Hopkins, chief financial officer and formerly the controller of Western Bancorp.

        In 1999, Mr. Eggemeyer and Mr. Wagner joined our management team and orchestrated the merger of Rancho Santa Fe National Bank and First Community Bank of the Desert. Mr. Eggemeyer and Mr. Wagner have worked together for 19 years and have a combined 54 years of experience in the banking industry. Under their leadership, we have assembled the management team described above and have acquired six banks since 1999. Prior to 2002, we acquired and have successfully integrated four of those banks. We are continuing to integrate another two banks acquired since December 31, 2001. To date, we have achieved projected cost savings in connection with those acquisitions and believe that we have also been able to stabilize and improve the operations of those banks that were under-performing at the time of acquisition. We anticipate further cost savings related to the two most recent completed acquisitions.

        Acquisition strategy—Since our organization in October 1999, we have completed or announced the following acquisitions:

Acquisitions

Date	Institution Acquired or to be Acquired	Assets		Branches Acquired or to be Acquired
March 2002	W.H.E.C., Inc.	$147 million		5
January 2002	Pacific Western National Bank	$260 million		5
October 2001	First Charter Bank, N.A.	$127 million		2
January 2001	Professional Bancorp, Inc.	$263 million		5
May 2000	First Community Bank of the Desert	$140 million		6
May 2000	Rancho Santa Fe National Bank	$200 million		4
Pending	Upland Bank	$110 million	(1)	2
Pending	Marathon Bancorp	$109 million	(1)	1
Pending	First National Bank	$649 million	(1)	7

(1)
At March 31, 2002.

        We continue to seek opportunities to acquire small-to medium-sized banks that we believe will enable us to grow our business in a manner consistent with our community-banking focus. Ideally, we seek banks in or around the footprint of our existing branch networks that present opportunities for consolidation and rationalization of operating expenses. We believe that by streamlining the administration of these banks and providing back-office services for all our banks at the holding company level, we are able to lower operating costs, improve performance and quickly integrate acquired banks into the First Community organization while maintaining the stability of our franchise.

        General Information—We were incorporated in California in 1999. Our principal executive offices are located at 6110 El Tordo, Rancho Santa Fe, California 92067. Our telephone number is (858) 756-3023.

The Offering

Shares offered	3,100,000 shares
Common stock to be outstanding after this offering	10,639,227 shares
Use of proceeds
Our net proceeds from this offering are estimated to be approximately $70.8 million. We currently expect that the net proceeds will be used together with cash on hand to fund the cash portion of the purchase price with respect to our proposed acquisitions. We cannot assure you that any of these acquisitions will occur. In the event that any of the acquisitions are not completed, any net proceeds not used to fund the cash portion of the purchase price of the proposed acquisitions will be used for general corporate purposes. See "Use of Proceeds" on page 11.
Nasdaq National Market symbol	FCBP

        The number of shares of our common stock that will be outstanding after this offering includes 7,539,227 shares outstanding as of March 31, 2002 and excludes:

  •
  873,260 shares of common stock underlying options which have been granted and are outstanding as of May 31, 2002 and 524,376 shares of common stock issuable upon exercise of stock options available for grant under our stock option plans at May 31, 2002;

  •
  up to 28,300 shares of common stock issuable on the conversion of convertible debt as of March 31, 2002;

  •
  up to 79,511 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2002; and

  •
  an estimated 3,640,000 shares of common stock issuable in connection with the proposed acquisitions of First National, Upland and Marathon.

        Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase additional shares in this offering.

Summary Consolidated Financial Information

	At or for the Three Months Ended March 31, 2002		At or for the Year Ended December 31, 2001		At or for the Years Ended December 31,
	Actual(1)	Pro forma(2)	Actual(3)	Pro forma(2)	2000(4)(5)	1999(4)
	(dollars in thousands, except per share data)
Consolidated Statements of Earnings Data:
Interest income	$13,901	$29,641	$43,114	$141,673	$28,831	$23,405
Interest expense	2,988	7,645	11,251	51,276	7,924	5,688

Net interest income	10,913	21,996	31,863	90,397	20,907	17,717
Provision for loan losses	—	1,045	639	12,844	520	518

Net interest income after provision for loan losses	10,913	20,951	31,224	77,553	20,387	17,199
Noninterest income	1,940	4,790	5,177	18,459	2,465	2,304
Noninterest expense	9,217	20,654	25,915	88,166	18,145	12,073

Earnings from continuing operations before income taxes	3,636	5,087	10,486	7,846	4,707	7,430
Income taxes	1,474	1,890	4,376	2,785	2,803	3,166

Net earnings from continuing operations	$2,162	$3,197	$6,110	$5,061	$1,904	$4,264

Basic earnings from continuing operations per share	$0.33	$0.22	$1.30	$0.35	$0.49	$1.10
Diluted earnings from continuing operations per share	0.32	0.22	1.23	0.35	0.47	1.05
Consolidated Balance Sheets Data:
Loans, net of deferred fees and costs	$798,714	$1,365,149	$501,740	N/A	$250,552	$206,102
Total assets	1,199,817	2,188,551	770,217	N/A	358,287	304,362
Total deposits	1,046,032	1,761,730	677,167	N/A	316,938	274,232
Total shareholders' equity	104,326	266,405	55,297	N/A	27,772	25,855

	At or for the Three Months Ended March 31, 2002(1)	At or for the Years Ended December 31,
		2001(3)	2000(4)(5)	1999(4)
Other Data:
Dividends declared per share	$0.09	$0.36	$0.36	$0.30
Dividends payout ratio	28.1%	29.3%	76.6%	28.6%
Book value per share	$13.84	$10.48	$6.99	$6.67
Tangible book value per share	7.77	8.62	6.99	6.67
Shareholders' equity to assets at period end	8.70%	7.18%	7.75%	8.49%
Return on average assets	0.89	0.92	0.56	1.44
Return on average equity	12.86	16.33	7.01	17.46
Net interest margin	5.24	5.33	6.81	6.60
Non-performing assets to total assets	0.76	1.01	0.92	1.06
Allowance for loan losses to total loans	1.70	2.23	1.57	1.95
Net charge-offs to average loans	0.38	1.60	0.27	0.15
Non-performing loans to total loans	0.79	0.93	0.91	0.93
Allowance for loan losses to non-performing loans	214.7	239.9	173.1	209.6

(1)
We acquired Pacific Western on January 31, 2002 in a transaction accounted for as a purchase and we acquired WHEC on March 7, 2002 in a transaction accounted for as a purchase. The consolidated statements of earnings and other data for the three months ended March 31, 2002 include the results of operations of Pacific Western subsequent to January 31, 2002 and of WHEC subsequent to March 7, 2002.

(2)
The pro forma statement of earnings data for the three months ended March 31, 2002 reflect the completed acquisitions of Pacific Western and WHEC and the proposed acquisitions of First National, Upland and Marathon as if each of those acquisitions had occurred on January 1, 2002, and the pro forma statement of earnings data for the year ended December 31, 2001 reflect the completed and proposed acquisitions, as well as the acquisition of First Charter, as if each of those acquisitions had occurred on January 1, 2001. The pro forma balance sheet data as of March 31, 2002 reflect the proposed acquisitions as if they had occurred on March 31, 2002. Please see "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page F-1 for additional information regarding our pro forma data and the other matters to which our pro forma data give effect.

(3)
We acquired First Professional on January 16, 2001 in a transaction accounted for as a purchase and we acquired First Charter on October 8, 2001 in a transaction accounted for as a purchase. The consolidated statements of earnings and other data for the year ended December 31, 2001 include the results of operations of First Professional subsequent to January 16, 2001 and of First Charter subsequent to October 8, 2001.

(4)
We acquired First Community Bank of the Desert and Rancho Santa Fe National Bank on May 31, 2000 in a transaction accounted for on a pooling of interests basis. Accordingly, our historical financial data has been restated and our consolidated results of operations for the years ended December 31, 2000, 1999, 1998 and 1997 include the results of both Rancho Santa Fe National Bank and First Community Bank of the Desert.

(5)
The statements of earnings and other data for the year ended December 31, 2000 include non-recurring merger costs of $3.6 million.

RISK FACTORS

        A purchase of our common stock involves risk. You should carefully consider, in addition to the other information set forth herein, the following risk factors.

If we are unable to successfully integrate our business with those of the banks we have acquired or propose to acquire, our business and earnings may be negatively affected.

        We have acquired six banks since our formation, including three banks since September 30, 2001. In addition, we have announced agreements to acquire three additional banks, including First National which, if consummated, will nearly double the size of our operations. Successful integration of these banks, each of which previously operated independently, will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We cannot assure you that we will be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings are projected to come from various areas that we identified through our due diligence and integration planning process. If we have difficulties with any of these integrations, we might not achieve the economic benefits we expect to result from these acquisitions and this would likely hurt our business and our earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of these banks, and/or may not realize expected cost savings from these acquisitions within the expected time frames.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

        Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

We face strong competition from financial service companies and other companies that offer banking services which could hurt our business.

        We conduct our banking operations exclusively in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may otherwise be adversely affected.

Changes in economic conditions, in particular an economic slowdown in Southern California, could hurt our business materially.

        Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown in Southern California, could result in the following consequences, any of which could hurt our business materially:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline;

  •
  low cost or non-interest bearing deposits may decrease; and

  •
  collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

A downturn in the real estate market could hurt our business.

        A downturn in the real estate market could hurt our business because many of our loans are secured by real estate. Our ability to recover on defaulted loans by selling the real estate collateral would then be diminished, and we would be more likely to suffer losses on defaulted loans. As of March 31, 2002, approximately 50% of the book value of our loan portfolio consisted of loans secured by various types of real estate. Substantially all of our real property collateral is located in Southern California. If there is a significant decline in real estate values, especially in Southern California, the collateral for our loans will provide less security. Real estate values could be affected by, among other things, earthquakes and national disasters particular to California.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

        We currently depend heavily on the services of our chairman, John Eggemeyer, our chief executive officer, Matthew Wagner, and a number of other key management personnel. The loss of Mr. Eggemeyer's or Mr. Wagner's services or that of other key personnel could materially and adversely affect our results of operations and financial condition. Our success will also depend in part on the ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the banking industry and we may not be successful in attracting or retaining the personnel we require.

We are subject to extensive regulation which could adversely affect our business.

        Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

        In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our ability to pay dividends is restricted by law and contractual arrangements and depends on capital distributions from the banks which are subject to regulatory limits.

        Our ability to pay dividends to our shareholders is subject to the restrictions set forth in California law. In addition, our ability to pay dividends to our shareholders is restricted under specified circumstances under indentures and a revolving credit agreement to which we are a party. See "Business—Limitations on Dividends" beginning on page 50 for more information on these restrictions. We cannot assure you that we will meet the criteria specified under California law or these agreements in the future, in which case we may reduce or stop paying dividends on our common stock.

        The primary source of our income from which we pay dividends is the receipt of dividends from our banks. The availability of dividends from the banks is limited by various statutes and regulations. It is possible, depending upon the financial condition of the bank in question, and other factors, that the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, and/or the Office of the Comptroller of the Currency could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event our subsidiaries were unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our common stock. Our failure to pay dividends on our common stock could have a material adverse effect on the market price of our common stock. See "Business—Supervision and Regulation" beginning on page 51 for additional information on the regulatory restrictions to which we and our banks are subject.

Only a limited market exists for First Community common stock which could lead to price volatility and losses for investors purchasing in this offering.

        Our common stock was designated for quotation on the Nasdaq National Market in June 2000 and trading volumes since that time have been modest. We cannot assure you that an active trading market for our common stock will develop. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares at or above the offering price.

Our allowance for loan losses may not be adequate to cover actual losses.

        Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially adversely affect our earnings.

Concentrated ownership of our common stock creates a risk of sudden changes in our share price.

        As of March 31, 2002, directors and members of our executive management team beneficially owned or controlled approximately 35% of our common stock. Certain shareholders in First National will also acquire large percentages of our common stock if we consummate the First National acquisition. Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large shareholders of a significant portion of that shareholder's holdings could have a material adverse effect on the market price of our common stock. In addition, the registration of shares of our common stock in the First National acquisition will have the immediate effect of increasing the public float of our common stock. Such increase may cause the market price of our common stock to decline or fluctuate significantly.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates by reference forward-looking statements about our financial condition, results of operations and business and about the financial conditions, results of operations and businesses of the entities we have agreed to acquire. These statements may include statements regarding projected performance for the period following the completion of this offering. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "will," "plans" or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, those identified under "Risk Factors" above as well as the following:

  •
  we may not be able to successfully complete this offering or alternative transactions to raise additional capital;

  •
  combining our business with those of the various entities that we have recently acquired or agreed to acquire may cost more than we expect;

  •
  the timing of the completion of the proposed acquisitions of First National, Upland and Marathon and new operations may be delayed or prohibited;

  •
  there may be increases in competitive pressure among financial institutions;

  •
  general economic conditions, either nationally or locally in areas in which we conduct or will conduct our operations, or conditions in securities markets may be less favorable than we currently anticipate;

  •
  expected cost savings from the acquisitions of Pacific Western, WHEC, First National, Upland and Marathon may not be fully realized or realized within the expected time frame;

  •
  our revenues after the acquisitions of First National, Upland and Marathon may be lower than we expect;

  •
  we may lose more business or customers after our proposed acquisitions than we expect, or our operating costs may be higher than we expect;

  •
  changes in the interest rate environment may reduce interest margins; or

  •
  legislation or regulatory changes may adversely affect our ability to conduct our business.

        Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Community following this offering may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Accordingly, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

        All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of 3,100,000 shares of our common stock will be approximately $70.8 million, based on an assumed offering price of $24.50 per share and after deducting our estimated offering expenses and underwriting discounts and commissions, or $81.5 million if the underwriters' over-allotment is exercised in full. We currently expect that the net proceeds will be used together with cash on hand to fund the cash portions of the purchase prices for the proposed acquisitions of First National, Upland and Marathon. We currently estimate the cash portion of those proposed acquisitions to be $71.8 million, $6.7 million and $6.8 million. For more information on these proposed acquisitions, see "Business" beginning on page 44. We cannot assure you that any of these acquisitions will occur. In the event that any of the pending acquisitions are not completed, any net proceeds not used for these acquisitions will be used for general corporate purposes.

        Prior to the consummation of these acquisitions, we expect to invest the proceeds of this offering in short-term investment grade securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock trades on the Nasdaq National Market under the symbol "FCBP." The table below presents dividends paid per share for the periods indicated as well as the high and low reported closing sales prices for our common stock as reported on the Nasdaq National Market for the periods indicated or, with respect to periods prior to June 1, 2000, the high and low trade prices of which management is aware for Rancho Santa Fe National Bank common stock, the predecessor to our common stock. Trading in Rancho Santa Fe National Bank's common stock occurred solely "over the counter" and was not extensive. Consequently, the prices listed before June 1, 2000 represent quotations by dealers making a market in Rancho Santa Fe National Bank common stock and reflect inter-dealer prices, without adjustments for mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions and may not be a reliable indicator of that stock's market value. On June 1, 2000, our common stock was designated for quotation on the Nasdaq National Market.

	High	Low	Cash Dividends Paid Per Share
Quarter Ended
2000:
First quarter	$15.50	$13.75	$0.09
Second quarter	$14.25	$13.00	$0.09
Third quarter	$15.44	$13.88	$0.09
Fourth quarter	$15.13	$14.75	$0.09
2001:
First quarter	$21.00	$14.81	$0.09
Second quarter	$20.63	$17.44	$0.09
Third quarter	$22.95	$18.75	$0.09
Fourth quarter	$21.90	$18.50	$0.09
2002:
First quarter	$26.30	$19.25	$0.09
Second quarter (through June 26, 2002)	$28.96	$23.75	$0.15

        According to the records of our transfer agent, the number of record holders of our common stock as of June 24, 2002 was approximately 1,223. On June 26, 2002, the last reported sales price for our common stock on the Nasdaq National Market was $24.41.

        We and our predecessor Rancho Santa Fe National Bank have paid regular quarterly cash dividends since January 1998. We currently intend to declare and pay regular quarterly cash dividends on our common stock. Our ability to pay dividends could be restricted by California law, the Federal Reserve Board or the Office of the Comptroller of the Currency or covenant restrictions contained in the agreements that govern the terms of our debt. For more information on these restrictions, see "Business—Limitations on Dividends" beginning on page 50.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002:

  •
  on an actual basis; and

  •
  on a pro forma basis giving effect to the acquisitions of First National, Upland and Marathon as if these acquisitions had occurred on March 31, 2002 and to the receipt and application by us of estimated net proceeds from our sale of 3,100,000 shares of common stock in this offering at an assumed offering price of $24.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

	As of March 31, 2002
	Actual	Pro forma(1)(2)
	(dollars in thousands)
Indebtedness:
Borrowings (short-term)	$3,719	$65,731
Convertible debt	654	654
Trust preferred securities	28,000	38,000
Shareholders' equity:
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value, 15,000,000 shares authorized(3)	90,933	253,012
Retained earnings	13,432	13,432
Accumulated other comprehensive loss(4)	(39)	(39)

Total shareholders' equity	104,326	266,405

Total capitalization	$136,699	$370,790

Tier 1 leverage capital ratio	8.98%	7.81%
Tier 1 risk-based capital ratio	9.63	9.12
Total risk-based capital ratio	10.96	10.37

(1)
See "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" and the accompanying notes beginning on page F-1 for more information on our pro forma financial data.

(2)
Our pro forma capitalization also reflects our issuance of additional trust preferred securities with an aggregate liquidation preference of $10.0 million in June 2002.

(3)
We had 7,539,227 shares of common stock outstanding at March 31, 2002 and 14,365,227 pro forma shares outstanding at March 31, 2002 after giving effect to our proposed acquisitions and this offering. Neither of those numbers include:

•
873,260 shares of common stock underlying options which have been granted and are outstanding as of May 31, 2002 and 524,376 shares of common stock issuable upon exercise of stock options available for grant under our stock option plans at May 31, 2002;

•
up to 28,300 shares of common stock issuable on the conversion of convertible debt as of March 31, 2002; and

•
up to 79,511 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2002.

(4)
Accumulated other comprehensive loss represents unrealized losses on securities available-for-sale, net.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        You should read the selected consolidated financial data set forth below in conjunction with our historical consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Condensed Consolidated Financial Information," all of which appear elsewhere or are incorporated by reference in this prospectus. The consolidated statements of operations and balance sheet data as of and for the three months ended March 31, 2002 set forth below have been derived from our unaudited condensed consolidated financial statements that are incorporated by reference in this prospectus. The consolidated statements of earnings data for the years ended December 31, 2001, 2000 and 1999 and the consolidated balance sheets data as of December 31, 2001 and 2000 set forth below have been derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. The consolidated statements of earnings data for the years ended December 31, 1998 and 1997 and the consolidated balance sheets data as of December 31, 1999, 1998 and 1997 set forth below have been derived from our audited consolidated financial statements not included or incorporated by reference into this prospectus. The consolidated unaudited pro forma financial data set forth below as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001 have been derived from our unaudited pro forma combined condensed consolidated financial statements included in this prospectus beginning on page F-1.

	At or for the Three Months Ended March 31, 2002		At or for the Year Ended December 31, 2001		At or for the Years Ended December 31,
	Actual(1)	Pro forma(2)	Actual(3)	Pro forma(2)	2000(4)(5)	1999(4)	1998(4)	1997(4)
	(dollars in thousands, except per share data)
Consolidated Statements of Earnings Data:
Interest income	$13,901	$29,641	$43,114	$141,673	$28,831	$23,405	$20,258	$16,707
Interest expense	2,988	7,645	11,251	51,276	7,924	5,688	5,390	4,564

Net interest income	10,913	21,996	31,863	90,397	20,907	17,717	14,868	12,143
Provision for loan losses	—	1,045	639	12,844	520	518	941	310

Net interest income after provision for loan losses	10,913	20,951	31,224	77,553	20,387	17,199	13,927	11,833
Noninterest income	1,940	4,790	5,177	18,459	2,465	2,304	2,692	2,426
Noninterest expense	9,217	20,654	25,915	88,166	18,145	12,073	10,897	9,544

Earnings from continuing operations before income taxes	3,636	5,087	10,486	7,846	4,707	7,430	5,722	4,715
Income taxes	1,474	1,890	4,376	2,785	2,803	3,166	2,140	1,878

Net earnings from continuing operations	$2,162	$3,197	$6,110	$5,061	$1,904	$4,264	$3,582	$2,837

Basic earnings from continuing operations per share	$0.33	$0.22	$1.30	$0.35	$0.49	$1.10	$0.93	$0.74
Diluted earnings from continuing operations per share	0.32	0.22	1.23	0.35	0.47	1.05	0.88	0.71
Consolidated Balance Sheets Data:
Total cash and cash equivalents	$157,595	$256,165	$104,703	N/A	$52,655	$32,037	$54,966	$25,728
Time deposits in financial institutions	390	1,083	190	N/A	495	7,502	5,440	4,160
Total securities	158,445	329,004	128,593	N/A	46,313	50,563	38,380	28,136
Loans, net of deferred fees and costs	798,714	1,365,149	501,740	N/A	250,552	206,102	170,980	151,064
Total assets	1,199,817	2,188,551	770,217	N/A	358,287	304,362	277,613	214,846
Total deposits	1,046,032	1,761,730	677,167	N/A	316,938	274,232	251,421	191,940
Trust preferred securities	28,000	38,000	28,000	N/A	8,000	—	—	—
Total shareholders' equity	104,326	266,405	55,297	N/A	27,772	25,855	22,833	19,680

	At or for the Three Months Ended March 31, 2002
			At or for the Years Ended December 31,
		Pro forma(2)
	Actual(1)		2001(3)	2000(4)(5)	1999(4)	1998(4)	1997(4)
Other Data:
Dividends declared per share	$0.09	N/A	$0.36	$0.36	$0.30	$0.24	—
Dividends payout ratio	28.1%	N/A	29.3%	76.6%	28.6%	27.3%	—
Book value per share	$13.84	$18.55	$10.48	$6.99	$6.67	$5.92	$5.15
Tangible book value per share	$7.77	$7.48	$8.62	$6.99	$6.67	$5.92	$5.15
Shareholders' equity to assets at period end	8.70%	12.17%	7.18%	7.75%	8.49%	8.22%	9.16%
Return on average assets	0.89	N/A	0.92	0.56	1.44	1.48	1.45
Return on average equity	12.86	N/A	16.33	7.01	17.46	16.87	15.62
Net interest margin	5.24	N/A	5.33	6.81	6.60	6.79	6.85
Non-performing assets to total assets	0.76	N/A	1.01	0.92	1.06	0.33	0.49
Allowance for loan losses to total loans	1.70	N/A	2.23	1.57	1.95	2.21	2.24
Net charge-offs to average loans	0.38	N/A	1.60	0.27	0.15	0.33	0.09
Non-performing loans to total loans	0.79	N/A	0.93	0.91	0.93	0.47	0.59
Allowance for loan losses to non-performing loans	214.7	N/A	239.9	173.1	209.6	471.9	376.6

(1)
We acquired Pacific Western on January 31, 2002 in a transaction accounted for as a purchase and we acquired WHEC on March 7, 2002 in a transaction accounted for as a purchase. The consolidated statements of earnings and other data for the three months ended March 31, 2002 include the results of operations of Pacific Western subsequent to January 31, 2002 and of WHEC subsequent to March 7, 2002.

(2)
The pro forma statement of earnings and other data for the three months ended March 31, 2002 reflect the completed acquisitions of Pacific Western and WHEC and the proposed acquisitions of First National, Upland and Marathon as if each of those acquisitions had occurred on January 1, 2002, and the pro forma statement of earnings data for the year ended December 31, 2001 reflect the completed and proposed acquisitions, as well as the acquisition of First Charter, as if each of those acquisitions had occurred on January 1, 2001. The pro forma balance sheet data as of March 31, 2002 reflect the proposed acquisitions as if they had occurred on March 31, 2002. Please see "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page F-1 for additional information regarding our pro forma data and the other matters to which our pro forma data give effect.

(3)
We acquired First Professional on January 16, 2001 in a transaction accounted for as a purchase and we acquired First Charter on October 8, 2001 in a transaction accounted for as a purchase. The consolidated statements of earnings and other data for the year ended December 31, 2001 include the results of operations of First Professional subsequent to January 16, 2001 and of First Charter subsequent to October 8, 2001.

(4)
We acquired First Community Bank of the Desert and Rancho Santa Fe National Bank on May 31, 2000 in a transaction accounted for on a pooling of interests basis. Accordingly, our historical financial data has been restated for the years ended December 31, 2000, 1999, 1998 and 1997 include the results of both Rancho Santa Fe National Bank and First Community Bank of the Desert.

(5)
The statements of earnings and other data for the year ended December 31, 2000 include non-recurring merger costs of $3.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        Since our organization in October 1999, we have acquired six separate banks and have integrated or are in the process of integrating them into our two wholly owned subsidiaries, Pacific Western National Bank and Rancho Santa Fe National Bank. The following table sets forth for each acquisition the type of consideration paid, the aggregate consideration paid, and the number or amount of branches, assets and deposits acquired. The acquisition of First Community Bank of the Desert in May 2000, together with the acquisition of Rancho Santa Fe National Bank, was accounted for on a pooling-of-interests basis. Each of the other acquisitions has been accounted for as a purchase.

Institution Acquired	Type of Consideration	Aggregate Consideration	Branches Acquired	Assets Acquired	Deposits Acquired
W.H.E.C., Inc.	Stock	$24.5 million	5	$147 million	$135 million
Pacific Western National Bank	Cash	$36.6 million	5	$260 million	$239 million
First Charter Bank, N.A.	Stock	$14.2 million	2	$127 million	$111 million
Professional Bancorp, Inc.	Cash/Stock	$16.3 million	5	$263 million	$244 million
First Community Bank of the Desert	Stock	$19.4 million	6	$140 million	$126 million
Rancho Santa Fe National Bank	Stock	$33.5 million	4	$200 million	$179 million

        In the second quarter of 2002, we executed definitive agreements for the acquisition of three additional banks: First National Bank, Upland Bank and Marathon Bancorp. See "Business" beginning on page 44.

Critical Accounting Policies

        The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, and the notes thereto, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable in the circumstances; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods.

        Our significant accounting policies and practices are described in note 1 to our consolidated financial statements filed with our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus. These accounting policies include the following policy for allowance for loan losses:

  Allowance for loan losses

        We maintain an allowance for loan losses at an amount that management believes is sufficient to provide adequate protection against losses in the portfolio. Management's periodic evaluation of the adequacy of the allowance is based on such factors as our past loan loss experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrower's ability to repay, the estimated value of underlying collateral, and economic conditions. As management utilizes information currently available to evaluate the allowance for loan losses, the allowance for loan losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors.

        During the time we hold a loan, we are subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). Although management has established an allowance for loan losses that it considers adequate, there can be no assurance that the established allowance for loan losses will be sufficient to offset losses on loans in the future.

Quarter Ended March 31, 2002

        The information in this subsection "—Quarter Ended March 31, 2002" sets forth certain of our statistical information as of March 31, 2002, and for the three-month periods ended March 31, 2002 and March 31, 2001. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto as of March 31, 2002, included in our Quarterly Report on Form 10-Q, which has been incorporated by reference in this prospectus, and our consolidated financial statements and notes thereto for the year ended December 31, 2001, included in our Annual Report on Form 10-K, which has also been incorporated by reference in this prospectus.

        During the first quarter of 2002, our total assets increased by $429.6 million, or 55.8%, to $1,199.8 million at March 31, 2002. Of this increase in assets, $436.1 million relates to assets acquired in the Pacific Western and WHEC acquisitions. Excluding the assets acquired through the acquisitions, assets decreased $6.5 million. This decrease is comprised of a decrease in cash and cash equivalents of $3.0 million and a decrease in securities of $15.2 million partially offset by an increase in net loans, after allowance for loan losses, of $8.0 million, and an increase in other assets of $4.0 million.

        During the first quarter of 2002, our total deposits increased by $368.9 million to $1,046.0 million at March 31, 2002. Of this increase in deposits, $373.7 million relates to deposits acquired in the Pacific Western and WHEC acquisitions. Before the increase in deposits acquired as a result of the acquisitions, deposits decreased $4.8 million from December 31, 2001. Short-term borrowings increased by $3.3 million from December 31, 2001.

        On April 24, 2002, our board of directors approved a quarterly dividend of $0.15 per common share which was paid on May 31, 2002 to shareholders of record on May 15, 2002.

  Results of Operations

        Consolidated net income for the three months ended March 31, 2002 was $2.2 million, or $0.32 per diluted share. This compares to net income, before goodwill amortization, for the three months ended March 31, 2001 of $1.6 million or $0.35 per diluted share. The comparison of net income in 2002 is made to net income, before goodwill amortization, in 2001 due to a new accounting standard we adopted on January 1, 2002 which requires the discontinuance of goodwill amortization. We reported net income for the three months ended March 31, 2001 of $1.6 million, or $0.34 per diluted share.

        The decline in diluted earnings per share relates primarily to compression of our net interest margin to 5.24% for the first quarter of 2002 compared to 6.25% for the first quarter of 2001, offset by the absence of a provision for loan losses in the recent quarter. In addition, the integration of Pacific Western and WHEC into our infrastructure is in its early stages and the expected cost savings have not yet been fully realized.

        Operating Income.    Our return on average assets was 1.04% in the first quarter of 2001 versus 0.89% in the first quarter of 2002. This decrease was due to a substantial growth in average assets as a result of the Pacific Western and WHEC acquisitions with a moderate growth in net income between the two periods. Our operating efficiency ratio increased from 68.1% in the first quarter of 2001 to

71.7% in the first quarter of 2002. Operating revenues grew 33.8% from the first quarter of 2001 to the first quarter of 2002 while operating expense grew 40.9% during the same period. Changes in the profitability ratios can be attributed generally to the fact that operating expense increases as we develop our infrastructure to smoothly absorb acquisitions and specifically for these periods to the following factors:

  •
  expected cost savings and revenue opportunities from recent acquisitions have not been fully realized; and

  •
  a lower net interest margin due to a decline in market rates implemented by the Federal Reserve Board during the second, third and fourth quarters of 2001 which negatively impacts our current yields on earning assets and affects our ability to reduce our cost of funds as much as market rate declines.

Supplemental Operational Information

	At or for the Three Months Ended March 31,
	2002	2001
	(dollars in thousands, except per share data)
Per share information with goodwill amortization:
Number of shares (weighted average, in thousands)	6,491	4,401
Diluted shares (weighted average, in thousands)	6,774	4,647
Basic earnings per share	$0.33	$0.36
Diluted earnings per share	$0.32	$0.34
Per share information before goodwill amortization:
Basic earnings per share	$0.33	$0.37
Diluted earnings per share	$0.32	$0.35
Profitability measures with goodwill amortization:
Return on average assets	0.89%	1.04%
Return on average equity	12.9%	18.3%
Efficiency ratio	71.7%	68.7%
Profitability measures before goodwill amortization:
Return on average assets	0.89%	1.08%
Return on average equity	12.9%	19.0%
Efficiency ratio	71.7%	68.1%
Adjustments to net income:
Net income	$2,162	$1,577
Goodwill amortization	—	58

Operating income	$2,162	$1,635

Operating revenues:
Net interest income	$10,913	$8,489
Noninterest income	1,940	1,118

Operating revenues	$12,853	$9,607

Adjustments to expenses:
Noninterest expense	$9,217	$6,601
Goodwill amortization	—	(58)

Operating expenses	$9,217	$6,543

        Net Interest Income.    Our income is dependent on loan growth, controlling costs and continual efforts to prevent any unexpected loan losses that would require additions to the allowance for loan losses. Excluding the $286.6 million in loans, net of deferred fees and costs, acquired in the Pacific Western and WHEC acquisitions, our business development efforts resulted in an increase in loans, net of deferred fees and costs, of $7.4 million in the first quarter of 2002. As a result of the increase in gross loans of 59.4%, including loans acquired in the acquisitions, and the 54.5% increase in deposits, our loan-to-deposit ratio has increased from 74.1% as of December 31, 2001 to 76.5% as of March 31, 2002. Our loan-to-deposit ratio has a significant effect on our net interest income.

        Net interest income is the difference between interest earned on assets and interest paid on liabilities. Net interest margin is net interest income expressed as a percentage of average interest-earning assets. The following tables provide information concerning average interest-earning assets and interest-bearing liabilities and yields and rates thereon for the three months ended March 31, 2002 and March 31, 2001. Nonaccrual loans are included in the average earning assets amounts.

	At or for the Three Months Ended March 31,
	2002	2001
	(dollars in thousands)
Average Assets:
Loans, net of deferred fees and costs	$655,196	$358,644
Investment securities	143,712	101,033
Federal funds sold	44,771	90,813
Interest-bearing deposits in financial institutions	190	441

Average earning assets	843,869	550,931
Other assets	144,476	62,477

Average total assets	$988,345	$613,408

Average Liabilities and Shareholders' Equity:
Average Liabilities:
Noninterest-bearing deposits	$324,495	$230,686
Time deposits of $100,000 or more	94,264	52,252
Other interest-bearing deposits	457,524	273,637

Average deposits	876,283	556,575
Other interest-bearing liabilities	30,767	13,779
Other liabilities	13,090	8,091

Average liabilities	920,140	578,445
Shareholders' equity	68,205	34,963

Average liabilities and shareholders' equity	$988,345	$613,408

Yield Analysis:
Average earning assets	$843,869	$550,931
Yield	6.68%	8.47%
Average interest-bearing deposits	$551,788	$325,889
Cost	1.80%	3.36%
Average deposits	$876,283	$556,575
Cost	1.13%	1.97%
Average interest-bearing liabilities	$582,554	$339,668
Cost	2.08%	3.60%
Average interest sensitive liabilities	$907,050	$570,354
Cost	1.34%	2.14%
Interest spread	4.60%	4.87%
Net interest margin	5.24%	6.25%

        Interest income increased by $2.4 million from $11.5 million for the first quarter of 2001 to $13.9 million for the same period of 2002. The increase in interest income was due largely to the increase of $292.9 million in average earning assets. This increase in average earnings assets was mostly a result of the earning assets acquired in the Pacific Western and WHEC acquisitions. During this same period, the yield on earning assets decreased from 8.47% to 6.68%, a reduction of 179 basis points. The Federal Reserve Board lowered interest rates several times between these time periods and since a substantial portion of our earning assets reprice with the general level of interest rates, the yield on our earning assets declined significantly.

        Interest expense decreased by $28,000 from $3.02 million for the first quarter of 2001 to $2.99 million for the same period of 2002. Even though average interest-bearing liabilities grew from $339.7 million to $582.6 million, interest expense decreased because of the Federal Reserve Board rate reductions. This increase in average interest-bearing liabilities was due mostly to the interest-bearing liabilities acquired in the Pacific Western and WHEC acquisitions. The cost of interest-bearing liabilities decreased from 3.60% to 2.08% over the same periods of time as a result of a decrease in the cost of interest-bearing deposits partially offset by:

  •
  customers shifting deposits to higher costing deposits;

  •
  the lag of deposit repricing versus asset repricing; and

  •
  the addition of higher costing interest-bearing liabilities such as the trust preferred securities and the revolving line of credit.

        Noninterest Income.    The following table sets forth the details of noninterest income for the three months ended March 31, 2002 and 2001 and pro forma details for the three months ended March 31, 2002 and 2001 as if the acquisitions of First Charter, Pacific Western and WHEC had been effective at the beginning of 2001. Comparisons are then performed on a pro forma basis.

	For the Three Months Ended March 31,				Pro forma
	2002 Actual	2001 Actual	2002 Pro forma	2001 Pro forma	Increase (Decrease)
	(in thousands)
Noninterest income:
Service charges and fees on deposit accounts	$1,118	$707	$1,409	$1,229	$180
Merchant discount fees	84	69	107	142	(35)
Other commissions and fees	346	128	423	485	(62)
Gain on sale of loans	64	105	75	153	(78)
Other income	328	109	416	207	209

Total noninterest income	$1,940	$1,118	$2,430	$2,216	$214

        On a pro forma basis, total noninterest income increased by $214,000, or 9.7%, to $2.4 million for the three months ended March 31, 2002 from $2.2 million for the three months ended March 31, 2001. Service charges and fees on deposit accounts increased by $180,000 due primarily to account analysis fees increasing $150,000. Gain on sale of loans decreased by $78,000 due mainly to a decrease in SBA loan activity in the 2002 period. Other income increased $209,000 due primarily to gain on sale of other real estate owned of $145,000 in the 2002 quarter compared to a $13,000 loss recognized in the 2001 quarter.

        Noninterest Expense.    The following table sets forth the details of noninterest expense for the three months ended March 31, 2002 and 2001 and pro forma details for the three months ended March 31, 2002 and 2001 as if the acquisitions of First Charter, Pacific Western and WHEC had been effective at the beginning of 2001. This pro forma comparison simply combines historical financial information and therefore no additional goodwill amortization expense is included. Comparisons are then performed on a pro forma basis.

	Actual		Pro Forma		Pro Forma
	For the Three Months Ended March 31,
					Increase (Decrease)
	2002	2001	2002	2001
	(in thousands)
Noninterest expense:
Salaries and employee benefits	$4,714	$3,473	$5,655	$6,335	$(680)
Occupancy	1,080	730	1,329	1,276	53
Furniture and equipment	640	356	758	732	26
Legal expenses	242	110	259	404	(145)
Other professional services	974	681	1,092	1,284	(192)
Stationery, supplies and printing	403	149	517	456	61
FDIC assessment	67	144	75	159	(84)
Cost of other real estate owned	65	30	65	34	31
Advertising	157	139	229	330	(101)
Insurance	79	79	101	143	(42)
Other	796	652	954	934	20

Operating expense	9,217	6,543	11,034	12,087	(1,053)
Goodwill amortization	—	58	—	58	(58)

Total noninterest expense	$9,217	$6,601	$11,034	$12,145	$(1,111)

        Total operating expense (noninterest expenses before the amortization of goodwill) decreased, on a pro forma basis, $1.1 million, or 8.7%, to $11.0 million for the three months ended March 31, 2002 from $12.1 million for the three months ended March 31, 2001. The decrease in almost all categories of expense is primarily a result of the efficiencies associated with the consolidation of functions, partially offset by the increased level of economic activity in our markets and our response to this increased level of customers and customer activity. We expect further expense consolidation related to the acquisitions completed during the first quarter of 2002.

        The efficiency ratio—which we calculate as operating expense divided by net interest income plus noninterest income—is a measure of how effective we are at using our expense dollars. A lower or declining ratio indicates improving efficiency. The increase in the efficiency ratio, on an actual basis, to 71.7% for the first quarter of 2002 from 68.7% for the first quarter of 2001 is mostly a result of the decline in the net interest margin and the operation consolidations related to the acquisitions which will not be fully implemented until the second half of 2002.

        Income Taxes.    Our normal effective income tax rate is 42.0%, representing a blend of the statutory Federal income tax rate of 35.0% and the California income tax rate of 10.84%. Our actual effective income tax rates were 40.5% and 41.4% for the three months ended March 31, 2002 and 2001.

  Balance Sheet Analysis

        Credit Quality.    We define nonperforming assets to include:

  •
  loans past due 90 days or more and still accruing;

  •
  loans on which interest has ceased to accrue, which we refer to as nonaccrual loans; and

  •
  assets acquired through foreclosure including other real estate owned.

        Impaired loans are commercial, commercial real estate, and individually significant mortgage and consumer loans for which it is probable that we will not be able to collect all amounts due according to the original contractual terms of the loan agreement. The category of impaired loans is not coextensive with the category of nonaccrual loans, although the two categories overlap. Nonaccrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days. We may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan impaired, if (1) it is probable that we will collect all amounts due in accordance with the original contractual terms of the loan or (2) the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan.

        Loans past due 90 days and still accruing represent loans which are past due 90 days or more as to interest or principal, but not included in the nonaccrual or restructured categories. All loans in this category are well-secured and in the process of collection or renewal. Planned workout arrangements are currently in place or in negotiation for all nonperforming assets. Management is not aware of any additional significant loss potential that has not already been included in the estimation of the allowance for loan losses.

  Credit Quality Measures

        The following table shows the historical trends in our nonperforming assets and key credit quality statistics:

	At or for the Periods Ending
	(Three Months) March 31, 2002	(Year) December 31, 2001	(Nine Months) September 30, 2001	(Six Months) June 30, 2001	(Three Months) March 31, 2001	(Year) December 31, 2000
	(dollars in thousands)
Loans past due 90 days or more and still accruing	$112	$—	$—	$—	$250	$—
Nonaccrual loans and leases	6,205	4,672	6,103	11,225	11,340	2,271
Other real estate owned	2,747	3,075	309	654	654	1,031

Nonperforming assets	$9,064	$7,747	$6,412	$11,879	$12,244	$3,302

Impaired loans, gross	$6,205	$4,672	$6,103	$11,225	$11,340	$2,271
Allocated allowance for loan losses	(784)	(1,256)	(2,409)	(3,026)	(3,161)	(368)

Net investment in impaired loans	$5,421	$3,416	$3,694	$8,199	$8,179	$1,903

Charged off loans year-to-date (normalized)	1,039	$2,666	$2,065	$1,798	$119	$708
Recoveries year-to-date	(429)	(1,203)	(710)	(618)	(182)	(93)

Net charge offs (recoveries) (normalized)	$610	$1,463	$1,355	$1,180	$(63)	$615

Allowance for loan losses to loans, net of deferred fees and costs	1.70%	2.23%	2.63%	2.77%	3.15%	1.57%
Allowance for loan losses to nonaccrual loans and leases	218.6%	239.9%	167.9%	92.9%	98.9%	173.1%
Allowance for loan losses to nonperforming assets	149.6%	144.7%	159.8%	87.8%	91.6%	119.0%
Nonperforming assets to loans and other real estate owned	1.13%	1.53%	1.65%	3.15%	3.43%	1.31%
Annualized net charge offs (recoveries) (normalized) to average loans	0.38%	0.37%	0.47%	0.65%	(0.07)%	0.27%
Nonaccrual loans to loans, net of deferred fees and costs	0.78%	0.93%	1.57%	2.98%	3.18%	0.91%
Loans, net of deferred fees and costs	$798,714	$501,740	$389,244	$376,502	$356,055	$250,552
Allowance for loan loss	13,563	11,209	10,248	10,424	11,215	3,930
Average loans	655,196	395,337	381,531	362,920	358,644	228,638

        As of March 31, 2002, we had $6.2 million of loans which were considered impaired, all of which were on nonaccrual status, compared to $4.7 million at December 31, 2001. The allowance for loan losses at March 31, 2002 includes allocated allowances of $784,000 established for certain impaired loans. Nonperforming assets increased approximately $1.3 million from $7.7 million at December 31, 2001 to $9.1 million at March 31, 2002. This increase is mostly a result of increased nonaccrual loans of $1.5 million primarily due to the addition of $1.4 million in loans classified as nonaccrual by Pacific Western and WHEC. Nonetheless, nonaccrual loans as a percentage of loans, net of deferred fees and costs, decreased to 0.78% as of March 31, 2002 from 0.93% as of December 31, 2001. The allowance for loan losses totaled $13.6 million at March 31, 2002 and represents 218.6% of nonaccrual loans and, in the opinion of management, is adequate to cover any shortfall that may occur upon disposition of the collateral along with the remaining nonaccrual loans. During the three months ended March 31, 2002, we foreclosed on approximately $1.4 million of other real estate owned and sold approximately $1.7 million of other real estate owned.

        Normalized net recoveries for the quarter ended March 31, 2001 totaled $63,000 and normalized net charge-offs for the year ended December 31, 2001 totaled $1.5 million. This represented 0.07% of average loans for the quarter ended March 31, 2001 and 0.37% of average loans for the year ended December 31, 2001. During the quarter ended March 31, 2001, $4.9 million of First Professional loans were also charged-off in a one-time charge associated with the First Professional acquisition.

        Allowance for Loan Losses.    We have established a monitoring system for our loans in order to identify impaired loans and potential problem loans and to permit periodic evaluation of impairment and the adequacy of the allowance for loan losses in a timely manner. We utilize a risk-rating system on loans and a monthly credit review and reporting process. The monitoring system and allowance for loan losses methodology have evolved over a period of years, and loan classifications have been incorporated into the determination of the allowance for loan losses. This monitoring system and allowance methodology include a loan-by-loan analysis for all classified loans as well as loss factors for the balance of the portfolio that are based on migration analysis relative to our unclassified portfolio. This analysis includes such factors as historical loss experience, current portfolio delinquency and trends, and other inherent risk factors such as economic conditions, concentrations in the portfolio risk levels of particular loan categories, internal loan review and management oversight.

        The percentage of allowance for loan losses to gross loans, net of deferred fees and costs, was 1.70% at March 31, 2002, down from 2.23% at December 31, 2001. The decrease in the percentage in the first quarter of 2002 is almost entirely a result of the loans and allowance for loan losses acquired in the acquisitions of Pacific Western and WHEC. Net other real estate owned decreased $328,000 to $2.7 million during the first quarter of 2002. Although total nonperforming assets increased by $1.3 million during the first quarter of 2002, the ratio to gross loans and other real estate owned decreased to 1.13% at March 31, 2002 compared to 1.53% at December 31, 2001. First Community had net charge-offs of $610,000 during the three months ended March 31, 2002 represented by charge-offs of $1.0 million and recoveries of $429,000 during the period. The allowance for loan losses increased by $2.4 million from $11.2 million at December 31, 2001 to $13.6 million at March 31, 2002. The allowance for loan losses as a percentage of nonperforming assets increased from 144.7% at December 31, 2001 to 149.6% at March 31, 2002 mainly due to the increase in the allowance for loan losses. Management believes that the allowance for loan losses at March 31, 2002 is adequate based on our quarterly migration analysis of loan losses, current economic conditions and continued adherence to established credit policies.

        Regulatory Matters.    The regulatory capital guidelines as well as the actual regulatory capital ratios for Rancho, Pacific Western and First Community on a consolidated basis as of March 31, 2002 are as follows:

	(greater than or equal to)		Actual
	Adequately Capitalized	Well Capitalized	Rancho	Pacific Western	Consolidated
Tier 1 leverage capital ratio	4.00%	5.00%	12.34%	7.25%	8.98%
Tier 1 risk-based capital ratio	4.00%	6.00%	11.11%	8.42%	9.63%
Total risk-based capital	8.00%	10.00%	12.19%	9.67%	10.96%

        In the second quarter of 2002, we made a contribution of capital to Pacific Western of $4.0 million. If we had made this contribution on March 31, 2002, Pacific Western's pro forma total risk-based capital at March 31, 2002 would have been 10.43%.

Three Years Ended December 31, 2001

  Results of Operations

        Earnings Performance.    We reported net earnings for the year ended December 31, 2001 of $6.1 million, compared to $1.9 million for the year ended December 31, 2000, an increase of $4.2 million, or 220.9%. We reported net earnings for the year ended December 31, 2000 of $1.9 million, compared with $4.3 million for 1999, a decrease of $2.4 million or 55.3%. In 2001, basic earnings per share and diluted earnings per share were $1.30 and $1.23 compared with $0.49 and $0.47 in 2000 and $1.10 and $1.05 in 1999. The increase in net earnings for the year ended December 31, 2001 was primarily due to the acquisitions of First Professional and First Charter as well as the absence of nonrecurring merger costs of $3.6 million incurred in 2000. The decrease in net earnings for the year ended December 31, 2000 was primarily attributable to nonrecurring merger costs of $3.6 million related to the acquisition of First Community Bank of the Desert. Before these nonrecurring merger costs, net income for 2000 would have been $4.7 million, or a 10.3% increase from 1999. Our improved earnings performance, before nonrecurring merger costs, between 2000 and 1999 is primarily attributable to an increase in net interest income arising from a greater quantity of interest-earnings assets particularly in the loan segment. We believe that the demand for loans increased in the banks' market areas due to a strong local economy as well as low interest rates. In addition to the growth in earning assets, a general improvement in operating efficiencies contributed to our earnings performance.

        The following is a condensed summary of the statement of earnings along with selected profitability ratios:

Analysis of Net Income

	For the Year Ended December 31,
	2001	2000	1999
	(dollars in thousands, except per share data)
Net interest income	$31,863	$20,907	$17,717
Provision for loan losses	639	520	518
Other non-interest income	4,733	2,151	1,951
Net gains on sales of loans	444	314	353
Non-interest expenses	25,915	18,145	12,073
Income taxes	4,376	2,803	3,166
Net income	6,110	1,904	4,264
Basic earnings per share	$1.30	$0.49	$1.10
Diluted earnings per share	1.23	0.47	1.05
Return on average assets	0.92%	0.56%	1.44%
Return on average equity	16.33	7.01	17.46
Dividend payout ratio	29.3	76.6	28.6
Average equity to average assets	5.61	7.99	8.27
Measures before after-tax nonrecurring merger costs
Return on average assets	0.92	1.38	1.44
Return on average equity	16.33	17.31	17.46
Dividend payout ratio	29.3	31.3	28.6

        Net Interest Income.    Net interest income, which constitutes one of our principal sources of income, represents the difference between interest earned on assets and interest paid on liabilities. Net interest margin is net interest income expressed as a percentage of average interest-earning assets. Net interest income is affected by changes in both interest rates and the volume of average earning assets and interest-bearing liabilities. The following tables provide information concerning average interest-earning assets and interest-bearing liabilities, interest earned and paid and the related yields and rates on major categories for the periods indicated:

Analysis of Average Rates and Balances

	Average Balance	2001 Interest Income/ Expense	Interest Yields and Rates	Average Balance	2000 Interest Income/ Expense	Interest Yields and Rates	Average Balance	1999 Interest Income/ Expense	Interest Yields and Rates
	(dollars in thousands)
Assets:
Loans, net(1)(2)	$395,337	$33,052	8.36%	$228,638	$23,980	10.49%	$187,811	$19,056	10.15%
Investment securities(2)	107,277	6,335	5.91	47,620	2,957	6.21	45,731	2,614	5.72
Federal funds sold	95,260	3,713	3.90	26,602	1,637	6.15	28,372	1,380	4.86
Deposits with financial institutions	286	14	4.90	4,227	257	6.08	6,512	355	5.45

Total interest earning assets	598,160	43,114	7.21	307,087	28,831	9.39	268,426	23,405	8.72

Noninterest earning assets	68,433			32,931			26,930

Total assets	666,593			340,018			295,356

Liabilities:
Time deposits of $100,000 or more	58,398	2,747	4.70	28,779	1,810	6.29	25,680	1,253	4.88
All other interest-bearing deposits	303,019	7,113	2.35	172,190	5,741	3.33	154,692	4,395	2.84
Borrowings—Short-term	7,789	429	5.51	1,655	95	5.74	793	40	5.04
Borrowings—Long-term	9,508	962	10.12	2,623	278	10.60	—	—	—

Total interest-bearing liabilities	378,714	11,251	2.97	205,247	7,924	3.86	181,165	5,688	3.14

Noninterest-bearing deposits	239,394			104,518			87,466
Other liabilities	11,059			3,082			2,310
Shareholders' equity	37,426			27,171			24,415

Total liabilities and shareholders' equity	$666,593			$340,018			$295,356

Net interest rate spread			4.24%			5.53%			5.58%

Net interest income		$31,863			$20,907			$17,717

Net interest margin			5.33%			6.81%			6.60%

(1)
Includes nonaccrual loans and loan fees.

(2)
Yields on loans and securities have not been adjusted to a tax-equivalent basis because the impact is not material.

        As discussed below, our net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a volume change, as well as yields earned on interest-earning assets and rates paid on deposits and other borrowed funds, referred to as a rate change. The following table reflects changes in interest income and expense attributable to changes in volume and interest rates of significant interest-bearing assets and liabilities:

Analysis of Volume and Interest Rates

	2001 Compared to 2000 Attributable to Change			2000 Compared to 1999 Attributable to Change
	Total Change	In Volume	In Rate	Total Change	In Volume	In Rate
	(in thousands)
Loans, net(1)(2)	$9,072	$17,484	$(8,412)	$4,924	$4,142	$782
Investment securities(2)	3,378	3,704	(326)	343	108	235
Federal funds sold	2,076	4,225	(2,149)	257	(86)	343
Deposits with financial institutions	(243)	(240)	(3)	(98)	(125)	27

Total	14,283	25,173	(10,890)	5,426	4,039	1,387

Time deposits of $100,000 or more	937	1,863	(926)	557	151	406
All other interest-bearing deposits	1,372	4,362	(2,990)	1,346	497	849
Other interest-bearing liabilities	1,018	1,135	(117)	333	162	171

Total	3,327	7,360	(4,033)	2,236	810	1,426

Changes in net interest income	$10,956	$17,813	$(6,857)	$3,190	$3,229	$(39)

(1)
Includes nonaccrual loans and loan fees.

(2)
Yields on loans and securities have not been adjusted to a tax-equivalent basis because the impact is not material.

        Net interest income before provision for loan losses was $31.9 million for the year ended December 31, 2001 compared to $20.9 million in 2000, an increase of $11.0 million or 52.4%. The increase was attributable to an increase in average interest earning assets of $291.0 million in 2001 compared to an increase of average interest bearing liabilities of $173.5 million, a net increase of $117.6 million. The rate earned on interest earning assets decreased to 7.21% in 2001 compared to 9.39% in 2000. The decrease was attributable to a decreased interest rate environment in 2001 over 2000 due to decreases in interest rates by the Federal Reserve Bank. Average net loans outstanding during 2001 were $395.3 million and yielded 8.36% compared to average loans outstanding of $228.6 million in 2000 that yielded 10.49%. The increase in average loans outstanding of $166.7 million in 2001 was primarily due to the acquisitions of First Professional and First Charter, which accounted for $118.1 million of the increase, and the remaining $48.6 million was due to internal growth.

        Average investments outstanding during 2001 were $107.3 million earning interest at a yield of 5.91%, compared with $47.6 million and 6.21% in 2000. Average Federal funds sold were $95.3 million and yielded 3.90% in 2001 compared with $26.6 million and 6.15% in 2000. Average deposits with financial institutions were $286,000 and yielded 4.90% in 2001 compared to $4.2 million and 6.08% in 2000. These changes in yields are comparable to the changes in interest rates in the general economy over the same period.

        Average outstanding interest-bearing liabilities during 2001 were $378.7 million and paid an average of 2.97% compared to $205.2 million and 3.86% in 2000. The increase in average balances is primarily due to the acquisitions of First Professional and First Charter. These changes in interest costs are comparable to the changes in interest rates in the general economy over this period of time.

        Net interest income before provision for loan losses was $20.9 million for the year ended December 31, 2000 compared to $17.7 million in 1999, an increase of $3.2 million or 18.0%. The increase was attributable to an increase in average interest earning assets of $38.7 million in 2000 compared to an increase of average interest bearing liabilities of $24.1 million, a net increase of $14.6 million. The rate earned on interest earning assets increased to 9.39% in 2000 compared to 8.72% in 1999. The increase was attributable to an increased interest rate environment in 2000 over 1999 due to increases in interest rates by the Federal Reserve Bank. Average net loans outstanding during 2000 was $228.6 million and yielded 10.49% compared to average loans outstanding of $187.8 million in 1999 that yielded 10.15%. The increase in average loans outstanding of $40.8 million in 2000 was due to a continued strong economic climate in Southern California throughout the year and our successful efforts to exploit this economic climate.

        Average investments outstanding during 2000 were $47.6 million earning interest at a yield of 6.21%, compared with $45.7 million and 5.72% in 1999. Average Federal funds sold were $26.6 million and yielded 6.15% in 2000 compared with $28.4 million and 4.86% in 1999. Average deposits with financial institutions were $4.2 million and yielded 6.08% in 2000 compared to $6.5 million and 5.45% in 1999. These changes in yields are comparable to the changes in interest rates in the general economy over the same period.

        Average outstanding interest-bearing liabilities during 2000 were $205.2 million and paid an average of 3.86% compared to $181.2 million and 3.14% in 1999. The increase in average balances is due to the general increase in economic activity in this period of time and our success in taking advantage of this increase. These changes in interest costs are comparable to the changes in interest rates in the general economy over this period of time.

        The change in interest income/expense attributable to volume reflects the change in volume times the 2000 rate and the change in interest income/expense attributable to rate reflects the change in rates times the 2001 volume. The change in rate/volume has been allocated to the change attributed to rate.

        Provision for Loan Losses.    The amount of the provision for loan losses in each year is a charge against earnings in that year. The amount of provision is based upon management's evaluation of the loan portfolio, past loan loss experience, general economic conditions and other pertinent factors.

        We provided $639,000 for loan losses for the year ended December 31, 2001 compared to $520,000 in the prior year. The allowance for loan losses was $11.2 million, or 2.23% of total loans outstanding, as of December 31, 2001, compared with an allowance for loan losses of $3.9 million, or 1.56% of total loans outstanding, as of December 31, 2000. This increase in the allowance for loan losses is due primarily to the acquisitions of First Professional and First Charter. Net loans charged off in 2001 increased by $5.7 million to $6.3 million compared to $615,000 in net loans charged off for the year ended December 31, 2000. Included in the net loans charged off of $6.3 million in 2001, $4.9 million of First Professional loans were charged off in connection with this acquisition.

        We provided $520,000 for loan losses for the year ended December 31, 2000 compared to $518,000 in 1999. The small change in the provision for loan losses, even with the increase in loans and the small increase in impaired loans, is reflective of the improved credit quality of our loan portfolio during the year ended December 31, 2000. The allowance for loan losses was $3.9 million, or 1.56% of total loans outstanding, compared with an allowance for loan losses of $4.0 million, or 1.95% of total loans outstanding, as of December 31, 1999. Net loans charged off in 2000 increased by $337,000 to $615,000 compared to $278,000 in net loans charged off for the year ended December 31, 1999.

        Noninterest Income.    The following table sets forth the details of noninterest income for the years ended December 31, 2001, 2000 and 1999. The columns entitled "Increase (Decrease)" set forth the year-on-year changes between 1999 and 2000 and 2000 and 2001.

	For the Years Ended December 31,
	2001	Increase (Decrease)	2000	Increase (Decrease)	1999
	(in thousands)
Noninterest income:
Service charges on deposit accounts	$2,560	$1,375	$1,185	$10	$1,175
Merchant discount fees, net	327	220	107	23	84
SBA loan servicing fees	187	(81)	268	98	170
Gain on sale of loans	444	130	314	(39)	353
Other	1,659	1,068	591	69	522

Total noninterest income	$5,177	$2,712	$2,465	$161	$2,304

        Noninterest income increased $2.7 million, or 110.0%, to $5.2 million for the year ended December 31, 2001 compared with $2.5 million in 2000. The increase in income was due primarily to the acquisitions of First Professional and First Charter. SBA loan servicing fees decreased $81,000, or 30.2%, to $187,000 in 2001 compared with $268,000 in 2000. The primary reason for this decrease was the average decrease in SBA loans serviced by First Community in 2001. The increase in gain on sale of loans was due to the increase in SBA activity as a result of the lower interest rate environment in 2001.

        Noninterest income increased $161,000, or 7.0%, to $2.5 million for the year ended December 31, 2000 compared with $2.3 million in 1999. SBA loan servicing fees increased $98,000, or 57.6%, to $268,000 in 2000 compared with $170,000 in 1999. The primary reason for this increase was the increase in SBA loans serviced by First Community from 2000 and 1999 loan sales. Merchant discount fees, net of expenses, increased $23,000, or 27.4%, to $107,000 in 2000 compared with $84,000 in 1999 due to the increased activity of our merchant customer base. The decline in gain on sale of loans was due to the decline in SBA activity as a result of the higher interest rate environment in 2000. Other noninterest income increased $69,000, or 13.2%, in 2000 to $591,000 compared with $522,000 in 1999. The increase was attributable to small increases in several other income categories.

        Noninterest Expense.    The following table sets forth the details of noninterest expense for the years ended December 31, 2001, 2000 and 1999. The columns entitled "Increase (Decrease)" set forth the year-on-year changes between 1999 and 2000 and 2000 and 2001.

	For the Years Ended December 31,
	2001	Increase (Decrease)	2000	Increase (Decrease)	1999
	(in thousands)
Noninterest expense:
Salaries and employee benefits	$13,285	$6,612	$6,673	$1,050	$5,623
Occupancy	3,365	1,802	1,563	67	1,496
Furniture and equipment	1,438	546	892	205	687
Legal expenses	605	376	229	(56)	285
Other professional services	2,964	1,279	1,685	501	1,184
Stationery, supplies and printing	662	244	418	23	395
Advertising	490	55	435	130	305
Real estate owned and property held for sale	47	(309)	356	174	182
Insurance	288	160	128	8	120
Loss on sale of securities	—	(11)	11	9	2
Merger costs	—	(3,561)	3,561	3,561	—
Goodwill amortization	207	207	—	—	—
Other	2,564	370	2,194	400	1,794

Total noninterest expense	$25,915	$7,770	$18,145	$6,072	$12,073

        Total noninterest expense increased $7.8 million, or 42.8%, to $25.9 million for 2001 compared with $18.1 million in 2000. The increase in 2001 in the noninterest expense was due primarily to the acquisitions of First Professional and First Charter offset by nonrecurring merger costs in 2000 of $3.6 million.

        Total noninterest expense increased $6.1 million, or 50.3%, to $18.1 million for 2000 compared with $12.1 million in 1999. Included in the year 2000 noninterest expense was $3.6 million in pre-tax, non recurring expenses associated with the merger of Rancho Santa Fe National Bank and First Community Bank of the Desert. Salaries and employee benefits increased $1.1 million, or 18.7%, to $6.7 million in 2000 compared with $5.6 million in 1999. This increase was a result of increased staff levels necessary to accommodate the increased level of business at First Community and required to manage a larger company.

        Occupancy and furniture and equipment expenses increased $272,000, or 12.5%, to $2.5 million in 2000 compared with $2.2 million in 1999. This increase was primarily due to increased depreciation at First Community Bank of the Desert and increased rent expense at Rancho Santa Fe National Bank. Legal and other professional services, consisting of audit, tax and accounting services, data processing and other outside services, increased $445,000, or 30.3%, to $1.9 million in 2000 compared with $1.5 million in 1999. The increase in 2000 was mostly the result of outsourcing more activities, especially at First Community Bank of the Desert. This was partially offset by more favorable data processing contracts.

        Advertising increased $130,000, or 42.6%, in 2000 to $435,000 compared with $305,000 in 1999. Real estate owned and property held-for-sale expenses increased $174,000, or 95.6%, to $356,000 in 2000 compared with $182,000 in 1999. We wrote down our other real estate owned to the current market value of the properties.

        Other noninterest expenses increased $400,000, or 22.3%, to $2.2 million in 2000 compared with $1.8 million in 1999. Other noninterest expense consisted of many different categories, none of which accounted for a majority of the increase. The largest reasons for the increase are attributable to increases in expenses associated with the growth in loans and deposits such as loan expense and customer service expenses such as courier costs and customer analysis expense.

        Income Taxes.    The provision for income taxes was $4.4 million, $2.8 million and $3.2 million for the years ended December 31, 2001, 2000 and 1999. Effective tax rates were 41.7%, 59.5% and 42.6% for the years ended December 31, 2001, 2000 and 1999. The effective tax rate in 2000 was higher than 1999 and 2001 due to the nondeductability of certain merger costs.

  Financial Condition

        Loans.    The following table presents the balance of each major category of loans at the dates indicated:

	As of December 31,
	2001		2000		1999		1998		1997
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
	(dollars in thousands)
Loan Category:
Commercial	$245,748	49%	$118,827	47%	$94,657	46%	$86,946	51%	$80,247	53%
Real estate—construction	84,241	17	47,989	19	38,464	19	31,492	18	48,452	32
Real estate—mortgage	160,521	32	79,458	32	67,235	32	48,060	28	19,066	12
Consumer	11,580	2	4,911	2	6,293	3	5,121	3	3,944	3

Total gross loans	502,090	100%	251,185	100%	206,649	100%	171,619	100%	151,709	100%
Less allowance for loan losses	(11,209)		(3,930)		(4,025)		(3,785)		(3,382)
Less deferred loan fees	(350)		(633)		(547)		(639)		(645)

Total net loans	$490,531		$246,622		$202,077		$167,195		$147,682

        Our loan portfolio net of allowance for loan losses, deferred fees and costs totaled $490.5 million as of December 31, 2001. This represents an increase of $243.9 million, or 98.9%, compared to December 31, 2000. The First Professional and First Charter acquisitions accounted for approximately $160.6 million of the increase. The remaining increase, approximately $83.4 million, was due to internal growth. Loans have increased consistently over the past five years. In 2000, net loans increased $44.5 million, or 22.0%, compared with 1999. The following table presents our interest rate sensitivity analysis at December 31, 2001 with respect to individual categories of loans and provides separate analyses with respect to fixed interest rate loans and floating interest rate loans:

Loans Repricing or Maturing as of December 31, 2001

	Repricing or Maturing In
	1 year or less	Over 1 to 5 years	Over 5 years	Total
	(in thousands)
Loan Category:
Commercial	$227,701	$9,856	$8,191	$245,748
Real estate—construction	83,312	—	929	84,241

Total	$311,013	$9,856	$9,120	$329,989

		Fixed Rate	Floating Rate	Total
			(in thousands)
Commercial		$24,729	$221,019	$245,748
Real estate—construction		10,047	74,194	84,241

Total		$34,776	$295,213	$329,989

        Nonperforming Assets.    The following table sets forth certain information with respect to our nonaccrual loans and accruing loans for which payments of principal and interest were contractually past due 90 days or more:

Nonperforming Assets

	As of December 31,
	2001	2000	1999	1998	1997
	(dollars in thousands)
Nonaccrual loans	$4,672	$2,271	$1,845	$559	$490
Loans past due 90 days or more and still accruing	—	—	75	243	408

Nonperforming loans	$4,672	$2,271	$1,920	$802	$898

Nonperforming assets to loans and other real estate owned	1.53%	1.31%	1.56%	0.53%	0.69%
Nonperforming loans to loans, net of deferred fees and costs	0.93	0.91	0.93	0.47	0.59

        Loans are generally placed on nonaccrual status when the borrowers are past due 90 days and when payment in full of principal or interest is not expected. At the time a loan is placed on nonaccrual status, any interest income previously accrued but not collected is reversed and charged against current period income. Income on nonaccrual loans is subsequently recognized only to the extent cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status only when the loans become both well secured and are in the process of collection.

        Additional interest income of $596,000, $413,000 and $158,000 would have been recorded for the years ended December 31, 2001, 2000 and 1999 if nonaccrual loans had been performing in accordance with their original terms. Interest income of $110,000, $60,000 and $76,000 was recorded on loans subsequently transferred to a nonaccrual status for the years ended December 31, 2001, 2000 and 1999. On December 31, 2001, we had $4.7 million of loans on nonaccrual status, compared to $2.3 million and $1.8 million on December 31, 2000 and 1999. As of December 31, 2001 and 2000, there were no loans past due over 90 days and still accruing interest.

Analysis of Allowance for Loan Losses

	As of or for the Years Ended December 31,
	2001	2000	1999	1998	1997
	(dollars in thousands)
Balance at beginning of year	$3,930	$4,025	$3,785	$3,382	$3,194
Loans charged off:
Commercial	(6,839)	(573)	(480)	(664)	(274)
Real estate—mortgage	(140)	—	(60)	—	—
Consumer	(490)	(36)	(52)	(32)	(25)
Small Business Administration, unguaranteed portion held for investment	(52)	(99)	—	—	—

Total loans charged off	(7,521)	(708)	(592)	(696)	(299)

Recoveries on loans charged off:
Commercial	1,168	81	277	150	153
Real estate—construction	4	—	—	—
Real estate—mortgage	6	—	—	—	20
Consumer	29	8	37	8	4

Total recoveries on loans charged off	1,203	93	314	158	177

Net loans charged off	(6,318)	(615)	(278)	(538)	(122)

Provision for loan losses	639	520	518	941	310
Additions due to acquisitions	12,958	—	—	—	—

Balance at end of year	$11,209	$3,930	$4,025	$3,785	$3,382

Ratios:
Allowance for loan losses as a percentage of total loans at year end	2.23%	1.57%	1.95%	2.21%	2.24%
Net loans charged off to average loans	1.60%	0.27%	0.15%	0.33%	0.09%
Allowance for loan losses to nonperforming loans	239.9%	173.1%	209.6%	471.9%	376.6%
Allowance for loan losses to nonperforming assets	144.7%	119.0%	124.4%	417.8%	322.7%

        The allowance for loan losses at December 31, 2001 was $11.2 million or 2.23% of total loans outstanding, net of deferred fees and costs, an increase from $3.9 million or 1.56% of total loans, net of deferred fees and costs, at the end of 2000. The increase in the allowance for loan losses as a percentage of total loans, net of deferred fees and costs, is primarily due to the First Professional and First Charter acquisitions. Management believes that the allowance for loan losses of $11.2 million at December 31, 2001 is adequate to cover known and inherent risks in the loan portfolio.

        The following table allocates the allowance for loan losses based on management's judgment of potential losses in the respective areas. While management has allocated reserves to various portfolio segments for purposes of this table, the allowance for loan losses is general and is available for the portfolio in its entirety:

Allocation of Allowance for Loan Losses

	Commercial	Real Estate	Consumer	Small Business Administration	Total
	(dollars in thousands)
Year ended December 31, 2001
Allowance for loan losses	$7,182	$3,604	$170	$253	$11,209
% of loans in each category to total loans	45%	49%	2%	4%	100%
Year ended December 31, 2000
Allowance for loan losses	$1,563	$2,006	$84	$277	$3,930
% of loans in each category to total loans	40%	51%	2%	7%	100%
Year ended December 31, 1999
Allowance for loan losses	$1,622	$1,430	$356	$617	$4,025
% of loans in each category to total loans	42%	51%	3%	4%	100%
Year ended December 31, 1998
Allowance for loan losses	$1,894	$757	$379	$755	$3,785
% of loans in each category to total loans	46%	44%	3%	7%	100%
Year ended December 31, 1997
Allowance for loan losses	$1,693	$676	$339	$674	$3,382
% of loans in each category to total loans	48%	43%	3%	6%	100%

        Investment Portfolio.    Our investment activities are designed to assist in maximizing income consistent with quality and liquidity requirements, to supply collateral to secure public funds, to provide a means for balancing market and credit risks and to provide consistent income and market value throughout changing economic times.

        Our portfolio consists of U.S. Treasury and U.S. Government agency obligations, mortgage-backed securities, obligations of states and political subdivisions, and Federal Reserve Bank and Federal Home Loan Bank stock. Our investment portfolio contains no investments in any one issuer in excess of 10% of our total equity. Exempt from this calculation are securities of the U.S. Treasury and U.S. government agencies.

        The following table presents the composition of our investment portfolio at the dates indicated:

Investment Portfolio

	At December 31,
	2001	2000	1999
	(in thousands)
U.S. Treasury and government agency securities	$11,920	$34,300	$36,783
States and political subdivisions	2,896	347	349
Corporate bonds	—	—	504
Equity securities	—	425	—
Federal Reserve Bank Stock	1,358	593	725
Federal Home Loan Bank Stock	779	320	510
Mortgage backed securities	111,640	10,328	11,692

Total Investments	$128,593	$46,313	$50,563

        For the investment portfolio as of December 31, 2001, the following table presents a summary of yields and maturities:

Analysis of Investment Yields and Maturities

	As of December 31, 2001
	One year or Less		Over One Year Through Five Years		Five Years Through Ten Years		Over Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
U.S. Treasury and government agency securities	$517	6.34%	$9,357	5.59%	$—	—	$2,046	5.57%	$11,920	5.62%
States and political subdivisions	—	—	—	—	2,896	4.45%	—	—	2,896	4.45%

Total investments(1)	$517	6.34%	$9,357	5.59%	$2,896	4.45%	$2,046	5.57%	$14,816	5.39%

(1)
Yields on securities have not been adjusted to a fully tax-equivalent basis because the impact is not material.

        Deposits.    The following table presents a summary of our average deposits as of the dates indicated and average rate paid:

Analysis of Average Deposits

	As of December 31,
	2001		2000		1999
	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in thousands)
Non-interest bearing	$239,394	—	$104,518	—	$87,466	—
Savings deposits	30,162	1.43%	12,386	1.63%	11,567	1.62%
Market rate deposits	234,260	2.08	129,496	3.25	115,333	2.56
Time deposits <$100,000	38,597	4.69	30,308	4.40	27,792	4.51
Time deposits >$100,000	58,398	4.70	28,779	6.29	25,680	4.88

Total deposits	$600,811	1.64%	$305,487	2.47%	$267,838	2.11%

        For time deposits $100,000 or more, the following table presents a summary of maturities at December 31, 2001:

Maturity of Time Deposits of $100,000 or More

3 Months or Less	Over 3 Months Through	Over 6 Months Through	Over 12 Months	Total
(in thousands)
$43,459	$14,723	$8,374	$405	$66,961

        Average deposits for the period through December 31, 2001 were $600.8 million compared with $305.5 million in 2000, an increase of $295.3 million or 96.7%. This significant increase in average deposits was due primarily to the acquisitions of First Professional and First Charter. Average deposits for the period through December 31, 2000 were $305.5 million compared with $267.8 million in 1999, an increase of $37.6 million or 14.1%. This increase was due to our continuing business development activities.

        Borrowings.    We and our banks have various lines of credit available. We also borrow funds from time to time on a short term or overnight basis from the FHLB or other financial institutions.

        Federal Funds Arrangements with Commercial Banks.    As of December 31, 2001 and 2000, we had unsecured lines of credit in the amount of $23.0 million and $14.0 million from correspondent banks. These lines are renewable annually. As of December 31, 2001, 2000 and 1999, there were no balances outstanding. The average balances were $11,000, $462,000 and $82,000 in 2001, 2000 and 1999. The highest balance at any month-end was $0.0, $10.4 million and $700,000 in 2001, 2000 and 1999. The average rate paid was 1.70%, 5.90% and 4.90% in 2001, 2000 and 1999.

        Borrowing Arrangements at the Federal Reserve Discount Window.    As of December 31, 2001 and 2000, we had a Fed discount limit of approximately $4.0 million and $4.7 million none of which was used in 2001 or 2000.

        Federal Home Loan Bank Lines of Credit    As of December 31, 2001 and 2000, we had a Federal Home Loan Bank limit of approximately $9.9 million and $15.6 million none of which was outstanding as of December 31, 2001 or 2000 and none of which was used during 2001 or 2000. The availability of the lines of credit, as well as adjustments in deposit programs, provide for liquidity in the event that the level of deposits should fall abnormally low. These sources provide that funding may be withdrawn depending upon our financial strength.

        Treasury, Tax and Loan Note.    We participate in the Treasury, Tax and Loan Note program. We have a limit of $1.7 million at the Federal Reserve Bank. Treasury, Tax and Loan balances fluctuate based on the amounts deposited by customers and the amounts called for payment by the Federal Reserve Bank. As of December 31, 2001, 2000 and 1999, the balance outstanding under the note program was $431,000, $1.7 million and $1.7 million. The average balances under the note program were $719,000 in 2001, $800,000 in 2000 and $711,000 in 1999. The highest balance at any month-end was $1.4 million in 2001 and $1.7 million in 2000 and 1999. The average rate paid was 3.78%, 5.30% and 5.00% in 2001, 2000 and 1999.

        Revolving Line of Credit.    In May 2000, we executed a Revolving Credit Agreement with The Northern Trust Company for $5.0 million. Shares of common stock of Rancho Santa Fe National Bank have been pledged as collateral against the Revolving Credit Agreement. In January 2001, we executed the First Amendment to the Revolving Credit Agreement increasing the credit line to $10.0 million and modifying certain covenants to reflect our larger size and the First Professional acquisition. Shares of common stock of Pacific Western have been pledged as additional collateral against the Revolving Credit Agreement. The loan agreement contains covenants that impose certain restrictions on our activities and financial condition. Such covenants include minimum net worth ratios, maximum debt ratios, a minimum return on average assets, a dividend limitation and minimum and maximum credit quality ratios. As of December 31, 2001, we, and where applicable, our subsidiaries were in compliance with each of such covenants or had obtained the appropriate waivers. The maximum outstanding amount during 2001 and 2000 was $7.7 million and $2.5 million. The average outstanding amount during 2001 and 2000 was $5.4 million and $305,000. The loan bears interest at the prime rate less 75 basis points. As of December 31, 2001 and 2000, the interest rates were 4.00% and 8.75%. We pay a fee of 25 basis points on the unused amount. At December 31, 2001 and 2000, there were no outstanding balances under this line of credit.

Trust Preferred Securities

        In September 2000, we issued $8.0 million of trust preferred securities bearing a fixed interest rate of 10.60% and maturing in thirty years. These instruments were issued to fund part of the First Professional acquisition.

        In November 2001, we issued $10.0 million of trust preferred securities bearing a variable interest rate, which is reset semi-annually, at the 6-Month LIBOR plus 3.75%, provided the rate will not exceed 11% through December 2006, and maturing in 30 years. The current interest rate is set at 5.78% and the next interest rate reset date is December 8, 2002.

        In December 2001, we issued $10.0 million of trust preferred securities bearing a variable interest rate, which is reset quarterly, at the 3-Month LIBOR plus 3.60%, provided the rate will not exceed 12.50% through December 2006, and maturing in 30 years. The current interest rate is set at 5.48% and the next interest rate reset date is September 18, 2002.

        In June 2002, we issued a further $10.0 million of trust preferred securities bearing a variable interest rate, which is reset quarterly, at the 3-Month LIBOR plus 3.55%, provided the rate will not exceed 12.05% through June 2007, and maturing in 30 years. The initial interest rate is set at 5.44% and the next interest rate reset date is September 26, 2002.

Capital Resources

        Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines which compare different levels of capital (as defined by such guidelines) to risk-weighted assets and off-balance sheet obligations. Banks are required to maintain a minimum total risk-based capital ratio of 8.0% of which at least 4.0% must be Tier 1 capital. Banking organizations considered to be well capitalized must maintain a minimum leverage ratio of 5.0% and a minimum risk-based capital ratio of 10.0% of which at least 6.0% must be Tier 1 capital.

        The following table presents regulatory capital requirements and our risk-based capital levels:

	(greater than or equal to) Regulatory Requirements		Actual
	Adequately Capitalized	Well Capitalized	First Community
December 31, 2001
Tier 1 leverage capital ratio	4.00%	5.00%	8.28%
Tier 1 risk-based capital ratio	4.00%	6.00%	11.27%
Total risk-based capital	8.00%	10.00%	14.36%

        As of December 31, 2001, we exceeded each of the capital requirements of the Federal Reserve Board and were deemed to be well capitalized. In addition, each of our banks exceeded the capital requirements of its primary federal banking regulator and was deemed to be well capitalized at that date.

Liquidity

        Liquidity management requires an ability to meet financial commitments when contractually due and to respond to other demands for funds. We have an asset-liability management committee responsible for managing balance sheet and off-balance sheet commitments to meet the needs of customers while achieving our financial objectives. Our asset-liability management committee meets regularly to review funding capacities, current and forecasted loan demand and investment opportunities.

        On a consolidated basis, liquid assets (cash, federal funds sold and investment securities available-for-sale) as a percent of total deposits were 29.1% as of March 31, 2002.

        Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. At March 31, 2002, we had no material derivatives. Our financial instruments include loans receivable, federal funds sold, interest-bearing deposits in financial institutions, FRB and FHLB stock, investment securities, deposits, short-term borrowings, convertible debt and trust preferred securities. At March 31, 2002, our interest sensitive assets and interest sensitive liabilities totaled approximately $1,033.6 million and $1,078.4 million. The increase in interest sensitive assets and interest sensitive liabilities resulted mostly from assets and liabilities acquired in the Pacific Western and WHEC acquisitions.

        The yield on interest sensitive assets and the cost of interest sensitive liabilities for the three-month period ended March 31, 2002 was 6.68% and 1.34% compared to 5.93% and 1.50% for the three month period ended December 31, 2001. The increase in the yield on interest sensitive assets during the quarter was primarily a result of acquiring higher yielding assets in the acquisitions of Pacific Western and WHEC. Average loans as a percentage of average earning assets increased to 77.6% for the quarter ended March 31, 2002 compared to 69.2% for the quarter ended December 31, 2001. The decrease in the cost of interest sensitive liabilities during the quarter is primarily a result of higher cost deposits continuing to reprice at current lower rates as well as the effect of low cost deposits acquired in the Pacific Western and WHEC acquisitions.

        As an additional source of liquidity, the banks maintain lines of credit for $23.0 million with correspondent banks for purchase of overnight funds. These lines are subject to availability of funds. The banks also have a combined Fed discount window limit of approximately $4.0 million as well as a credit line with the Federal Home Loan Bank which would allow the banks to borrow up to approximately $9.9 million. Historically, the banks have infrequently used their borrowing capabilities. We have a revolving line of credit with The Northern Trust Company of Chicago.

        Our ability to obtain funds for the payment of dividends and for other cash requirements is largely dependent upon our earnings. Dividends paid by a national bank such as Rancho Santa Fe National Bank and Pacific Western are regulated by the Office of the Comptroller of the Currency under its general supervisory authority as it relates to a bank's capital requirements. A national bank may declare a dividend without the approval of the Office of the Comptroller of the Currency as long as the total dividends declared in a calendar year does not exceed the total of net profits for that year combined with the retained profits for the preceding two years.

        Our primary sources of liquidity are the receipt of dividends from the banks, the ability to raise capital and a revolving line of credit. The availability of dividends from the banks is limited by various statutes and regulations of state and federal law. See "Business—Limitations on Dividends" beginning on page 50.

        See note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus, for further discussion of our liquidity.

Quantitative and Qualitative Disclosure About Market Risk

        Our market risk arises primarily from interest rate risk inherent in our lending and deposit taking activities. We do not have any market risk sensitive instruments entered into for trading purposes. Significant changes in interest rates affect the composition, yield and cost of balance sheet components. The rate sensitivity of these assets and liabilities is monitored and matched to control the risk associated with movements in rates. Our asset-liability management committee meets quarterly to monitor and formulate strategies and policies to provide sufficient levels of net interest income while maintaining acceptable levels of interest rate sensitivity, risk and liquidity. The primary objective of rate sensitivity management is to ensure earnings stability by minimizing the sensitivity of net interest income to fluctuations in interest rates. We use gap analysis and other systems to measure, monitor and adapt to changing interest rate environments. We monitor and evaluate our interest rate risk position on a quarterly basis using traditional gap analysis and an analysis of the sensitivity of net interest income to changes in interest rates and an analysis of the impact of changes in interest rates on the market value of equity. Gap analysis calculates the mismatches over certain time periods between assets and liabilities whose interest rates are subject to repricing at their contractual maturity dates or repricing period.

        We use various asset/liability strategies to manage the repricing characteristics of our assets and liabilities to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of our securities, are used to reduce mismatches in interest rate repricing opportunities of portfolio assets and their funding sources. When appropriate, our management may utilize instruments such as interest rate floors, caps and swaps to hedge our interest rate position. Our board of directors approved a hedging policy statement to govern the use of these instruments. As of December 31, 2001, we had not utilized any interest rate swap or other such financial derivative to alter our interest rate risk profile.

        One way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to repricing in specified time periods. Generally, a liability sensitive gap position indicates that there would be a net positive impact on our net interest margin for the period measured in a declining interest rate environment since our liabilities would reprice to lower market rates before our assets. A net negative impact would result from an increasing interest rate environment. Conversely, an asset sensitive gap indicates that there would be a net positive impact on the net interest margin in a rising interest rate environment since our assets would reprice to higher market interest rates before our liabilities.

        The following table sets forth the distribution of repricing opportunities of our interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap for the period (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap and the cumulative gap as a percentage of total assets and total interest-earning assets as of December 31, 2001. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

	Interest Rate Sensitivity At December 31, 2001
Repricing Interval	Less than 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Non-rate Sensitive	Total
	(dollars in thousands)
Deposits with financial institutions	$190	$—	$—	$—	$—	$190
Federal funds sold	36,190	—	—	—	—	36,190
Investment securities	13,788	32,276	66,919	13,473	—	126,456
Loans, gross	439,032	25,556	29,765	7,737	—	502,090

Total rate sensitive assets	489,200	57,832	96,684	21,210	—	664,926
All other assets	—	—	—	—	105,291	105,291

Total assets	$489,200	$57,832	$96,684	$21,210	$105,291	$770,217

Savings & NOW deposits	$75,970	$19,963	$—	$—	$—	$95,933
Money market deposits	187,962	—	—	—	—	187,962
Time deposits under $100,000	27,738	20,832	2,121	4	—	50,695
Time deposits of $100,000 or more	43,459	23,097	405	—	—	66,961
Other interest-bearing liabilities	20,108	323	671	8,000	—	29,102

Total rate sensitive liabilities	355,237	64,215	3,197	8,004	—	430,653
All other liabilities	—	—	—	—	284,267	284,267
Shareholders' equity	—	—	—	—	55,297	55,297

Total liabilities and shareholders' equity	$355,237	$64,215	$3,197	$8,004	$339,564	$770,217

Period gap	$133,963	$(6,383)	$93,487	$13,206	$(234,273)
Cumulative gap	133,963	127,580	221,067	234,273
Cumulative rate sensitive gap as a % of total assets	17%	17%	29%	30%

Note: All amounts are reported at their contractual maturity or repricing periods. This analysis makes certain assumptions as to interest rate sensitivity of savings and NOW accounts which have no stated maturity and have had very little price fluctuation in the past three years. Money market accounts are repriced at the discretion of management and generally are more rate sensitive.

        At December 31, 2001, we had $547.0 million in assets and $419.5 million in liabilities repricing within one year. This means that $127.6 million more of our interest rate sensitive assets than our interest rate sensitive liabilities will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year at December 31, 2001 was 130%. Interest income is likely to be affected to a greater extent than interest expense for any changes in interest rates within one year from

December 31, 2001. If rates were to fall during this period, interest income would decline by a greater amount than interest expense and net income would decrease. Conversely, if rates were to rise, the opposite would apply.

        Our management strives to maintain a balance between our interest-earning assets and interest-bearing liabilities in order to minimize the impact on net interest income due to changes in market rates. Our management realizes that our deposit base has large non-interest costing balances which increase our margins, but make it more difficult for us to maintain the net interest margin in a falling interest rate environment.

        While our stability margin is desirable, we will constantly evaluate the cost trade-off hedging away our advantage in non-interest costing balances.

        In order to measure interest rate risk at December 31, 2001, we also used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and net interest income forecast using a base market interest rate derived from the current treasury yield curve. For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. At December 31, 2001, our net interest income exposure related to these hypothetical changes in market interest rate was slightly outside the current guidelines established by the banks. Our asset-liability management committee has made the determination to remain more asset sensitive in the short term due to the expected growth in loans and the current low rate environment.

Sensitivity for Net Interest Income
(dollars in thousands)

Interest Rate Scenario	Adjusted Net Interest Income	Percentage Change from Base	Net Interest Margin Percent	Net Interest Margin change from Base
Down 200 basis points	$26,705	(18.7)%	3.89%	(0.89)%
Down 100 basis points	30,777	(6.3)	4.49	(0.30)
BASE	32,841	—	4.79	—
Up 100 basis points	33,994	3.5	4.96	0.17
Up 200 basis points	36,495	11.1	5.32	0.53

        We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as market value of equity, using a simulation model. This simulation model assesses the changes in market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease in market interest rates of 100 and 200 basis points. At December 31, 2001, our market value of equity exposure related to these changes in market interest rates was within the current guidelines established by the banks.

Market Value of Portfolio Equity
(dollars in thousands)

Interest Rate Scenario	Market Value	Percentage Change from Base	Percentage of Total Assets	Percentage of Portfolio Equity Book Value
Down 200 basis points	$73,417	(17.1)%	9.5%	132.8%
Down 100 basis points	82,223	(7.2)	10.6	148.7
BASE	88,589	—	11.4	160.2
Up 100 basis points	93,784	5.9	12.1	169.6
Up 200 basis points	96,608	9.1	12.5	174.7

        The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual results may vary.

        Information concerning our exposure to market risk has remained relatively unchanged from December 31, 2001.

Recent Accounting Pronouncements

        In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provision of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposed Of Long-Lived Assets. We adopted the provisions of Statement 141 as of July 1, 2001, and Statement 142 as of January 1, 2002.

        We are in the process of evaluating our existing intangible assets and goodwill that were acquired in purchase business combinations, in order to make any necessary reclassifications to conform with the new criteria in Statement 141 for recognition separate from goodwill. We are required to reassess the useful lives and residual values of all intangible assets acquired. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we are required to test the intangible asset for impairment in accordance with the provisions of Statement 142. Impairment is measured as the excess carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be recognized as the cumulative effect of a change in accounting principle.

        In connection with Statement 142's transitional goodwill impairment evaluation, the Statement requires us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, we are in the process of identifying our reporting units and determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to purchase price allocation in accordance with Statement 141, to its carrying amount, both of which will be measured as of the date of adoption. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle.

        As mentioned above, Statement 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and, accordingly, we will amortize core deposit intangibles based on their estimated useful lives. We completed the process of calculating the separate core deposit intangibles acquired in the Pacific Western and WHEC acquisitions and their respective estimated useful lives for purposes of amortization during the second quarter of 2002 after we filed our first quarter results. We expect to record core deposit intangible amortization expense in our unaudited consolidated statement of earnings for the quarter ended June 30, 2002 representing amortization expense since the respective dates of acquisitions of Pacific Western and WHEC. We currently estimate the amount of core deposit intangible amortization expense, net of tax benefits, that relates to the first quarter of 2002 to be $65,000. We expect to record a quarterly charge, net of tax benefits, of approximately $131,000 to amortize the core deposit intangibles related to Pacific Western and WHEC over their estimated useful lives of 10 years.

        In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Statement No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The adoption of Statement No. 144 on January 1, 2002 did not have a material impact on our financial condition.

        In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Statement 145 updates, clarifies and simplifies existing accounting pronouncements including: rescinding Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect and amending Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Statement 145 is effective for fiscal years beginning after May 15, 2002, with early adoption of the provisions related to the rescission of Statement No. 4 encouraged. We do not expect the adoption of this statement to have a material impact on the our financial position or results of operations.

BUSINESS

        We are the holding company for two banks—Rancho Santa Fe National Bank and Pacific Western National Bank. Assuming completion of three currently proposed acquisitions, we will be one of the largest independent bank holding companies headquartered in Southern California and, through Rancho Santa Fe National Bank, we will operate the largest independent commercial bank headquartered in and serving San Diego County. At March 31, 2002, we had consolidated total assets of $1,199.8 million, total deposits of $1,046.0 million and shareholders' equity of $104.3 million. If the three proposed acquisitions, this offering and an issuance by us of additional trust preferred securities with an aggregate liquidation preference of $10.0 million had been completed on March 31, 2002, we would have had on that date consolidated total assets, total deposits and shareholders' equity of $2,193.7 million, $1,761.7 million, and $269.3 million. See "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page F-1 for more information on our pro forma financial data.

        Business strategy—Our business strategy is to build and maintain premier, relationship-based community banks, serving the needs of small- to medium-sized businesses and the owners and employees of those businesses. As community-based institutions, we strive to offer a superior level of customer service compared to the larger regional and super-regional banks. Our banks offer a broad range of banking products and services to the communities they serve including: accepting time and demand deposits, originating commercial loans, real estate loans, including construction loans and mortgage loans, Small Business Administration guaranteed loans and consumer loans. We are also committed to disciplined cost controls. We have centralized administrative, credit and other functions at the holding company level, allowing our banks to operate more efficiently. Our banks rely on a foundation of locally generated deposits that have a relatively low cost due to a high percentage of noninterest bearing deposits.

        Management—The experience of our management team is our primary strength and competitive advantage. That team consists of the following individuals:

  •
  John Eggemeyer, chairman of the board and formerly chairman of the executive committee of the board of Western Bancorp until its acquisition by U.S. Bancorp in 1999. Mr. Eggemeyer is also a founder and the chief executive of Castle Creek Capital, LLC and Castle Creek Financial, LLC, which together form a merchant banking organization serving the banking industry;

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  Matthew Wagner, chief executive officer and formerly the president and chief executive officer of Western Bancorp;

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  Robert Borgman, chief credit officer and formerly the chief credit officer of Western Bancorp;

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  Suzanne Brennan, chief operations officer and formerly executive vice president-operations of Western Bancorp; and

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  Lynn Hopkins, chief financial officer and formerly the controller of Western Bancorp.

        In 1999, Mr. Eggemeyer and Mr. Wagner joined our management team and orchestrated the merger of Rancho Santa Fe National Bank and First Community Bank of the Desert. Mr. Eggemeyer and Mr. Wagner have worked together for 19 years and have a combined 54 years of experience in the banking industry. Under their leadership, we have assembled the management team described above and have acquired six banks since 1999. Prior to 2002, we acquired and have successfully integrated four of those banks. We are continuing to integrate another two banks acquired since December 31, 2001. To date, we have achieved projected cost savings in connection with those acquisitions and believe that we have also been able to stabilize and improve the operations of those banks that were under-performing at the time of acquisition. We anticipate further cost savings related to the two recent completed acquisitions.

        Acquisition strategy—Since our organization in October 1999, we have completed or announced the following acquisitions:

Acquisitions

Date	Institution Acquired or to be Acquired	Assets		Branches Acquired or to be Acquired
March 2002	W.H.E.C., Inc.	$147 million		5
January 2002	Pacific Western National Bank	$260 million		5
October 2001	First Charter Bank, N.A.	$127 million		2
January 2001	Professional Bancorp, Inc.	$263 million		5
May 2000	First Community Bank of the Desert	$140 million		6
May 2000	Rancho Santa Fe National Bank	$200 million		4
Pending	Upland Bank	$110 million	(1)	2
Pending	Marathon Bancorp	$109 million	(1)	1
Pending	First National Bank	$649 million	(1)	7

(1)
At March 31, 2002.

        We continue to seek opportunities to acquire small-to medium-sized banks that we believe will enable us to grow our business in a manner consistent with our community-banking focus. Ideally, we seek banks in or around the footprint of our existing branch networks that present opportunities for consolidation and rationalization of operating expenses. We believe that by streamlining the administration of these banks and providing back-office services for all our banks at the holding company level, we are able to lower operating costs, improve performance and quickly integrate acquired banks into the First Community organization while maintaining the stability of our franchise.

Company History

        Each of our banks, Rancho Santa Fe National Bank and Pacific Western, were independent banks prior to our acquisition of those entities in 2000. In mid-1994, our principal shareholder, Castle Creek Financial LLC, was engaged by Rancho Santa Fe National Bank, a four-branch bank with assets, as of the end of that year, of approximately $92.3 million, to develop a new strategic plan for the bank. Rancho Santa Fe had suffered losses in its loan portfolio as a result of a weak California economy and an over-reliance on real estate lending. At the request of the bank's board of directors, Castle Creek developed a strategic plan for Rancho Santa Fe National Bank that included restructuring that bank's operating system, improving its asset/liability mix, changing its market focus and raising additional capital. Castle Creek assisted the bank in raising additional equity capital through a rights offering in January 1995.

        In late 1994, Castle Creek also began advising First Community Bank of the Desert, a California state-chartered bank that operated through five branches located in the area surrounding Palm Springs, generally referred to as the Coachella Valley. Like Rancho Santa Fe National Bank, First Community Bank of the Desert had suffered substantial losses between 1992 and 1994 as a result of poor loan quality. First Community Bank of the Desert's losses were not only the result of a high concentration in real estate lending, but also the consequence of the bank's direct investment in a wholly-owned real estate development partnership. First Community Bank of the Desert's board of directors engaged Castle Creek to assist in recapitalizing and restructuring the bank. Castle Creek assisted First Community Bank of the Desert in structuring and completing a private placement resulting in additional equity capital. Castle Creek also advised First Community Bank of the Desert in strategically reorganizing the bank. This included redesigning the bank's operations by removing inefficient and redundant reporting functions, and focusing key personnel on developing a low cost deposit base and redirecting the bank's lending focus from real estate toward small- and medium-sized businesses. First Community Bank of the Desert has since been merged with the second of our two banks, Pacific Western.

        In mid-1999, the management of each of Rancho Santa Fe National Bank and First Community Bank of the Desert, together with Castle Creek, determined that a merger of the two banks could create the foundation for a premier community bank. In October 1999, Rancho Santa Fe National Bank announced that it and First Community Bank of the Desert would combine through the creation of First Community Bancorp as a multi-bank holding company that would subsequently own and operate the two banks as separate subsidiaries. When this transaction closed on June 1, 2000, First Community Bancorp became a $325 million-asset multi-bank holding company with branches in San Diego County and the Coachella Valley.

        Following our establishment as a holding company for Rancho Santa Fe National Bank and First Community Bank of the Desert and in order to pursue our acquisition strategy as described above, we determined we needed a management team that could handle the complexities of bringing together many banking organizations. To that end, we began the process of hiring several senior executives who had been instrumental in a similar process with Western Bancorp. Similar to its relationship with us, Castle Creek had also assisted in the creation of Western as a holding company for Southern California-based community banks. The former Western senior executives that we brought to First Community Bancorp included Matthew Wagner, our president and chief executive officer, and Robert Borgman, our chief credit officer.

        In 2000, we began trading on the Nasdaq National Market under the ticker "FCBP." Shortly thereafter, on August 7, 2000, we announced the acquisition of Professional Bancorp, a troubled bank holding company whose sole subsidiary, First Professional Bank, operated five branches in West Los Angeles and targeted borrowers in the health care services sector. The First Professional acquisition, which closed on January 16, 2001, extended our reach into Los Angeles and added $230 million in low-cost deposits to our balance sheet. On May 22, 2001, we announced the acquisition of First Charter Bank, which was headquartered in Beverly Hills. First Charter serviced the banking needs of small- and medium-sized businesses and the real estate industry out of two branches on the west side of Los Angeles. On August 22, 2001, we announced the acquisition of Pacific Western, a bank with four branches in Los Angeles and one branch in Orange County. Pacific Western focused on servicing the banking needs of small- and medium-sized businesses and the real estate industry. On November 13, we announced the acquisition of WHEC, the bank holding company for Capital Bank of North County, a bank with three branches in Carlsbad and one branch each in Encinitas and Vista. On January 31, 2002, we completed the acquisition of Pacific Western, and just five weeks later, on March 7, 2002, the acquisition of WHEC. Each bank that we have acquired since our formation has been merged with Pacific Western, other than Capital Bank which was merged with Rancho Santa Fe National Bank.

Business of First Community

  Banking Business

        Through our banks, we provide banking and other financial services throughout Southern California to small- and medium-sized businesses and the owners and employees of those businesses. The banks offer a broad range of banking products and services, including many types of business, personal savings and checking accounts and other consumer banking services. The banks originate several types of loans, including secured and unsecured commercial and consumer loans, commercial and residential real estate mortgage loans, SBA loans and construction loans. The banks' loans are primarily short-term and adjustable rate. Special services or requests beyond the lending limits of the banks can be arranged through correspondent banks. The banks have a network of ATMs and offer access to ATM networks through other major banks. The banks issue MasterCard and Visa credit and debit cards through a correspondent bank and are also merchant depositories for cardholder drafts under Visa and MasterCard. The banks can provide investment and international banking services through correspondent banks.

        Through our banks, we concentrate our lending activities in two principal areas:

        Real Estate Loans.    Real estate loans are comprised of construction loans, miniperm loans collateralized by first or junior deeds of trust on specific properties and equity lines of credit. The properties collateralizing real estate loans are principally located in our primary market areas of Los Angeles, San Bernardino, Riverside and San Diego counties in California and the contiguous communities. The construction loans are comprised of loans on residential and income producing properties that generally have terms of less than two years and typically bear an interest rate that floats with the prime rate or another established index. The miniperm loans finance the purchase and/or ownership of income producing properties. Miniperm loans are generally made with an amortization schedule ranging from fifteen to twenty-five years with a lump sum balloon payment due in one to ten years. Equity lines of credit are revolving lines of credit collateralized by junior deeds of trust on real properties. They bear a rate of interest that floats with the prime rate and have maturities of five years. The banks' real estate portfolio is subject to certain risks, including:

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  a possible downturn in the Southern California economy, similar to the one which occurred during the early 1990s,

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  interest rate increases,

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  reduction in real estate values in Southern California, and

  •
  continued increase in competitive pricing and loan structure.

The banks strive to reduce the exposure to such risks by:

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  reviewing each loan request and renewal individually,

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  using a dual signature approval system whereby both the marketing and credit administration departments must approve each request individually, and

  •
  strict adherence to written loan policies, including, among other factors, minimum collateral requirements and maximum loan-to-value ratio requirements.

Each loan request is reviewed on the basis of the bank's ability to recover both principal and interest in view of the inherent risks.

        Commercial Loans.    Commercial loans are made to finance operations, to provide working capital or for specific purposes, such as to finance the purchase of assets, equipment or inventory. Since a borrower's cash flow from operations is generally the primary source of repayment, our policies provide specific guidelines regarding required debt coverage and other important financial ratios. Commercial loans include lines of credit and commercial term loans. Lines of credit are extended to businesses or individuals based on the financial strength and integrity of the borrower and generally (with some exceptions) are collateralized by short-term assets such as accounts receivable, inventory, equipment or real estate and have a maturity of one year or less. Such lines of credit bear an interest rate that floats with the prime rate, LIBOR or another established index. Commercial term loans are typically made to finance the acquisition of fixed assets, refinance short-term debt originally used to purchase fixed assets or, in rare cases, to finance the purchase of businesses. Commercial term loans generally have terms from one to five years. They may be collateralized by the asset being acquired or other available assets and bear interest which either floats with the prime rate, LIBOR or another established index or is fixed for the term of the loan. The banks' portfolio of commercial loans is subject to certain risks, including:

  •
  a possible downturn in the Southern California economy,

  •
  interest rate increases, and

  •
  the deterioration of a company's financial capabilities.

The banks strive to reduce the exposure to such risks through:

  •
  a dual signature approval system, and

  •
  strict adherence to written loan policies.

In addition, loans based on short-term asset values are monitored on a monthly or quarterly basis. In general, the banks receive and review financial statements of borrowing customers on an ongoing basis during the term of the relationship and respond to any deterioration noted.

        Other Loans.    In addition, our banks provide consumer loans including personal loans, auto loans, boat loans, home improvement loans, equipment loans, revolving lines of credit and other loans typically made by banks to individual borrowers. The banks' consumer loan portfolio is subject to certain risks, including:

  •
  amount of credit offered to consumers in the market,

  •
  interest rates increases, and

  •
  consumer bankruptcy laws which allow consumers to discharge certain debts.

The banks strive to reduce the exposure to such risks through the direct approval of all consumer loans by:

  •
  using a dual signature system of approval, and

  •
  strict adherence to written credit policies.

Lending Procedures and Credit Approval Process

        We maintain a rigorous credit approval process which helps reduce the banks' loan workout costs. Any loans in excess of $250,000 secured by real estate are reviewed by the credit departments of the banks. A chief credit officer at each of the banks is authorized to approve any loan which meets a set of criteria determined by First Community in an amount up to $1.0 million unsecured or $1.5 million secured by real estate. Proposed loans which do not meet our lending criteria or exceed $1.0 million unsecured or $1.5 million secured by real estate must be approved by management of the holding company. Any proposed loan in excess of $2.0 million unsecured or $2.5 million secured by real estate must be approved by Matthew Wagner, the chief executive officer of Pacific Western, or Robert Sporrer, the chief executive officer of Rancho Santa Fe National Bank, as the case may be.

        At March 31, 2002, the authorized legal lending limits were approximately $8.8 million for unsecured loans for Pacific Western and $3.9 million for unsecured loans for Rancho Santa Fe National Bank. Legal lending limits are calculated in conformance with applicable law, which prohibits a bank from lending to any one individual or entity or its related interests an aggregate amount which exceeds 15% of primary capital plus the allowance for loan and lease losses on an unsecured basis and 25% on a secured basis. Our primary capital plus allowance for loan and lease losses at March 31, 2002 totaled $117.9 million. Our largest borrower as of March 31, 2002 had an aggregate outstanding loan liability of approximately $8.5 million.

        We seek to mitigate the risks inherent in our loan portfolio by adhering to certain underwriting practices. These practices include analysis of prior credit histories, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Our lending practices are reviewed monthly by an outside loan review company to ensure that loans are made in compliance with our lending policies. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans which meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves for such losses in the allowance for loan and lease losses.

Business Concentrations

        No individual or single group of related accounts is considered material in relation to our assets or the banks' assets or deposits, or in relation to the overall business of the banks or First Community. However, approximately 50% of our loan portfolio held for investment at March 31, 2002 consisted of real estate-related loans, including construction loans, miniperm loans, real estate mortgage loans and commercial loans secured by real estate. Moreover, our business activities are currently focused in Southern California, with the majority of our business concentrated in Los Angeles, San Diego, Riverside, Orange and San Bernardino Counties. Consequently, our results of operations and financial condition are dependent upon the general trends in the Southern California economies and, in particular, the residential and commercial real estate markets. In addition, the concentration of our operations in Southern California exposes us to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods in this region.

Competition

        The banking business in California, specifically in the banks' primary service areas, is highly competitive with respect to both loans and deposits as well as other banking and mortgage banking services. The market is dominated by a relatively small number of major banks with a large number of offices and full-service operations over a wide geographic area. Among the advantages such major banks have in comparison to the banks are their ability to finance and engage in wide-ranging advertising campaigns and to allocate their investment assets to regions of higher yield and demand. Such banks offer certain services which are not offered directly by the banks. In addition, by virtue of their greater total capitalization, such banks have substantially higher lending limits than the banks. Other entities, in both the public and private sectors, seeking to raise capital through the issuance and sale of debt or equity securities also provide competition for the banks in the acquisition of deposits. Banks also compete with money market funds and other money market instruments which are not subject to interest rate ceilings. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card and other consumer finance services (including on-line banking services and personal finance software). Competition for deposit and loan products remains strong from both banking and non-banking firms and this competition directly effects the rates of those products and the terms on which they are offered to consumers.

        Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Technological innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services previously limited to traditional banking products. In addition, customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches and in-store branches.

        Mergers between financial institutions have placed additional pressure on banks within the industry to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our most significant markets. The competitive environment is also significantly impacted by federal and state legislation which make it easier for non-bank financial institutions to compete with us.

        Economic factors, along with legislative and technological changes, will have an ongoing impact on the competitive environment within the financial services industry. As an active participant in financial markets, we strive to anticipate and adapt to dynamic competitive conditions, but there can be no assurance as to their impact on our future business or results of operations or as to our continued ability to anticipate and adapt to changing conditions. In order to compete with other competitors in their primary service areas, the banks attempt to use to the fullest extent possible the flexibility which the banks' independent status permits, including an emphasis on specialized services, local promotional activity and personal contacts.

Limitations on Dividends

        Our ability to pay dividends is limited by federal law, state law and contractual provisions. California law provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions:

  •
  the corporation's assets equal at least 1 1/4 times its liabilities and

  •
  the corporation's current assets equal at least its current liabilities or, alternatively, if the average of the corporation's earnings before taxes on income and interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, the corporation's current assets equal at least 1 1/4 times its current liabilities.

        It is also possible, depending upon the financial condition of the bank in question and other factors that the Federal Reserve Board and/or the Office of the Comptroller of the Currency could assert that payment of dividends or other payments is an unsafe or unsound practice.

        In addition, our ability to pay dividends is limited by a Revolving Credit Agreement, dated as of June 26, 2000, between First Community and the Northern Trust Company, which provides that First Community may not declare or pay any dividend, other than dividends payable in our common stock or in the ordinary course of business exceeding 50% of net income per fiscal quarter of First Community before goodwill amortization and any restructuring charges incurred in connection with any merger, consolidation or other restructuring contemplated by transactions similar to a merger. Also, First Community would be prohibited from paying dividends on its common stock by the indentures, dated as of September 7, 2000, between First Community and the State Street Bank and Trust Company, December 18, 2001 between First Community and the State Street Bank and Trust Company, and November 28, 2001, between First Community and the Wilmington Trust Company, in the event that First Community defaults on certain obligations or defers interest payments under the indentures.

Employees

        As of March 31, 2002, First Community on a consolidated basis had a total of 327 full time equivalent employees, with 53 full time equivalent employees at Rancho Santa Fe National Bank, 232 full time equivalent employees at Pacific Western and 42 at the holding company.

Supervision and Regulation

  General

        The banking and financial services businesses which we engage in are highly regulated. Such regulation is intended, among other things, to protect depositors insured by the Federal Deposit Insurance Corporation, or FDIC, and the entire banking system. The commercial banking business is also influenced by the monetary and fiscal policies of the federal government and the policies of the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in U.S. Government securities, by adjusting the required level of reserves for financial intermediaries subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. Indirectly such actions may also impact the ability of non-bank financial institutions to compete with the banks. The nature and impact of any future changes in monetary policies cannot be predicted.

        The laws, regulations and policies affecting financial services businesses are continuously under review by Congress and state legislatures and federal and state regulatory agencies. From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial intermediaries. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial intermediaries are frequently made in Congress, in the California legislature and before various bank regulatory agencies and other professional agencies. Changes in the laws, regulations or policies that impact First Community cannot necessarily be predicted, but they may have a material effect on the business and earnings of First Community.

  Bank Holding Company Regulation

        We, as a bank holding company, are subject to regulation under the Bank Holding Company Act, as amended, or the BHCA. As a bank holding company, we are registered with and are subject to regulation by the Federal Reserve Board under the BHCA. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the banks and to commit resources to support the banks in circumstances where we might not otherwise do so. Under the BHCA, we are subject to periodic examination by the Federal Reserve Board. We are also required to file with the Federal Reserve Board periodic reports of our operations and such additional information regarding First Community and our subsidiaries as the Federal Reserve Board may require. Pursuant to the BHCA, we are required to obtain the prior approval of the Federal Reserve Board before we acquire all or substantially all of the assets of any bank or ownership or control of voting shares of any bank if, after giving effect to such acquisition, we would own or control, directly or indirectly, more than five percent of such bank.

        Under the BHCA, we may not engage in any business other than managing or controlling banks or furnishing services to our subsidiaries that the Federal Reserve Board deems to be so closely related to banking as "to be a proper incident thereto." We are also prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any company unless the company is engaged in banking activities or the Federal Reserve Board determines that the activity is so closely related to banking to be a proper incident to banking.

        Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies. As of the date of this filing, we do not operate as a financial holding company.

        The BHCA and regulations of the Federal Reserve Board also impose certain constraints on the redemption or purchase by a bank holding company of its own shares of stock.

        Our earnings and activities are affected by legislation, by regulations and by local legislative and administrative bodies and decisions of courts in the jurisdictions in which we and the banks conduct business. For example, these include limitations on the ability of the banks to pay dividends to us and our ability to pay dividends to our shareholders. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. Various federal and state statutory provisions limit the amount of dividends that subsidiary banks and savings associations can pay to their holding companies without regulatory approval. In addition to these explicit limitations, the federal regulatory agencies have general authority to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

        In addition, banking subsidiaries of bank holding companies are subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. Subject to certain exceptions set forth in the Federal Reserve Act, a bank can make a loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate, accept securities of an affiliate as collateral for a loan or extension of credit to any person or company, issue a guarantee or accept letters of credit on behalf of an affiliate only if the aggregate amount of the above transactions of such subsidiary does not exceed 10% of such subsidiary's capital stock and surplus on an individual basis or 20% of such subsidiary's capital stock and surplus on an aggregate basis. Such transactions must be on terms and conditions that are consistent with safe and sound banking practices. A bank and its subsidiaries generally may not purchase a "low-quality asset," as that term is defined in the Federal Reserve Act, from an affiliate. Such restrictions also prevent a holding company and its other affiliates from borrowing from a banking subsidiary of the holding company unless the loans are secured by collateral.

        The Federal Reserve Board has cease and desist powers over parent bank holding companies and non-banking subsidiaries where the action of a parent bank holding company or its non-financial institutions represent an unsafe or unsound practice or violation of law. The Federal Reserve Board has the authority to regulate debt obligations, other than commercial paper, issued by bank holding companies by imposing interest ceilings and reserve requirements on such debt obligations.

  Regulation of the Banks

        The banks are extensively regulated under both federal and state law.

        The banks are insured by the FDIC, which currently insures deposits of each insured bank to a maximum of $100,000 per depositor. For this protection, the banks, as is the case with all insured banks, pay a semi-annual statutory assessment and are subject to the rules and regulations of the FDIC. Rancho Santa Fe National Bank and Pacific Western are national banks and therefore regulated primarily by the Office of the Comptroller of the Currency.

        Various requirements and restrictions under the laws of the State of California and the United States affect the operations of the banks. State and federal statutes and regulations relate to many aspects of the banks' operations, including standards for safety and soundness, reserves against deposits, interest rates payable on deposits and loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, fair lending requirements, Community Reinvestment Act activities and loans to affiliates. Further, the banks are required to maintain certain levels of capital. The following are the regulatory capital guidelines and the actual capitalization levels for Rancho Santa Fe National Bank, Pacific Western and the consolidated company as of March 31, 2002:

	(greater than or equal to)		Actual
	Adequately Capitalized	Well Capitalized	Rancho Santa Fe National Bank	Pacific Western	Company Consolidated
Tier 1 leverage capital ratio	4.00%	5.00%	12.34%	7.25%	8.98%
Tier 1 risk-based capital ratio	4.00%	6.00%	11.11%	8.24%	9.63%
Total risk-based capital	8.00%	10.00%	12.19%	9.67%	10.96%

        In the second quarter of 2002, we made a contribution of capital to Pacific Western of $4.0 million. If we had made this contribution on March 31, 2002, Pacific Western's total risk-based capital at March 31, 2002 would have been 10.43%.

  Prompt Corrective Action and Other Enforcement Mechanisms

        The Federal Deposit Insurance Corporation Improvement Act, or FDICIA, requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. Pursuant to FDICIA, the Office of the Comptroller of the Currency promulgated regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the prompt corrective action provisions of FDICIA, an insured depository institution generally will be classified as undercapitalized if its total risk-based capital is less than 8% or its Tier 1 risk-based capital or leverage ratio is less than 4%. An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, prohibitions on payment of dividends and restrictions on the acceptance of brokered deposits. Furthermore, if a bank is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the federal bank regulator, and the holding company must guaranty the performance of that plan.

        In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

  Hazardous Waste Clean-Up

        Since we are not involved in any business that manufactures, uses or transports chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, our primary exposure to environmental laws is through our lending activities. Based on a general survey of the loan portfolios of the banks, conversations with local appraisers and the type of lending currently and historically done by the banks, we are not aware of any potential liability for hazardous waste contamination that would be reasonably likely to have a material adverse effect on us as of March 31, 2002.

  USA Patriot Act

        On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including the banks, to help prevent, detect and prosecute international money laundering and the financing of terrorism. The banks have augmented their systems and procedures to accomplish this. The Secretary of the Treasury has proposed additional regulations to further accomplish this. Although we cannot predict when and in what form additional regulations will be adopted, we believe that the cost of compliance with Title III of the USA Patriot Act is not likely to be material to us.

  Federal Deposit Insurance

        Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, or BIF, of the FDIC, well-capitalized and well-managed banks, including the banks, have in recent years paid minimal premiums for FDIC insurance. A number of factors suggest that as early as the first half of 2003, even well-capitalized and well-managed banks will be required to pay premiums for deposit insurance. The amount of any such premiums will depend on the outcome of legislative and regulatory initiatives as well as the BIF loss experience and other factors, none of which we are in position to predict at this time.

  Basel Committee Guidelines

        The U.S. federal bank regulatory agencies' risk-capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision, or the Basel Committee. The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country's supervisors can use to determine the supervisory policies they apply. In January 2001, the Basel Committee released a proposal to replace the 1988 capital accord with a new capital accord that would set capital requirements for operational risk and refine the existing capital requirements for credit risk and market risk exposures. Operational risk is defined to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. The 1988 capital accord does not include separate capital requirements for operational risk. The events of September 11, 2001 demonstrate the importance for financial institutions of managing operational risks. This Basel Committee proposal outlines several alternatives for capital assessment of operational risks, including two standardized approaches and an "internal measurement approach" tailored to individual institutions' circumstances. The Basel Committee has stated that its objective is to finalize a new capital accord in 2003 and for member countries to implement the new accord in 2006. The ultimate timing for the new accord and the specifics of capital assessments for addressing operational risk are uncertain. However, we expect that a new capital accord addressing operational risk will eventually be adopted by the Basel Committee and implemented by the U.S. federal bank regulatory agencies. We cannot determine whether new capital requirements that may arise out of a new Basel Committee capital accord will increase or decrease minimum capital requirements applicable to First Community and its banks.

VALIDITY OF COMMON STOCK

        The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell, Los Angeles, California and will be passed upon for the underwriters by Morrison & Foerster LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of First Community Bancorp and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, are incorporated by reference in the registration statement and this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in the registration statement and this prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of First National Bank and subsidiary as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are incorporated by reference in the registration statement and this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in the registration statement and this prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of W.H.E.C., Inc. and subsidiary as of December 31, 2001 and for the year ended December 31, 2001 are incorporated by reference in the registration statement and this prospectus in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, incorporated by reference in the registration statement and this prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Pacific Western National Bank as of December 31, 2001 and for the year ended December 31, 2001 are incorporated by reference in the registration statement and this prospectus in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, incorporated by reference in the registration statement and this prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of December 31, 2000 and for the year ended December 31, 2000 are incorporated by reference in the registration statement and this prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in the registration statement and this prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of December 31, 1999 and for the year ended December 31, 1999 are incorporated by reference in the registration statement and this prospectus in reliance upon the report of Moss Adams LLP, independent auditors, incorporated by reference in the registration statement and this prospectus, and upon the authority of said firm as experts in accounting and auditing.

UNDERWRITING

        Friedman, Billings, Ramsey & Co., Inc., or FBR, Keefe, Bruyette & Woods, Inc. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares
Friedman Billings Ramsey & Co., Inc.
Keefe, Bruyette & Woods, Inc.
Stifel, Nicolaus & Company, Incorporated

Total	3,100,000

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 465,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares for which the option is exercised.

        The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 465,000 additional shares of our common stock to cover over-allotments.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        Each of our officers and directors has agreed with FBR, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of FBR. However, FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

        The underwriters propose to offer our common stock directly to the public at the public offering price per share set forth on the cover page to this prospectus and to certain dealers at this price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $            per share to certain dealers. We expect to incur expenses of approximately $600,000 in connection with this offering.

        We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with this offering. In addition, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

        In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than                        shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

        The underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered hereby for certain individuals designated by us who have expressed an interest in purchasing those shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent the designated persons purchase the reserved shares. Any reserved shares not purchased by the designated persons will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

        The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

        In the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and certain of our affiliates, for which they have in the past received, and may in the future receive, customary fees. During the past 12 months, Keefe, Bruyette & Woods rendered services to First National for which Keefe received $50,000 in fees and entitled Keefe to receive $200,000 in additional fees upon the closing of our acquisition of First National. Also, in December 2001 and June 2002, Keefe rendered services to us in connection with our issuances of trust preferred securities, for which Keefe received an aggregate of $225,000 in fees from us.

WHERE TO FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is www.sec.gov. Our website is located at www.fcbp.com. The contents of our website are not part of this prospectus.

        This prospectus, which constitutes a part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act of 1933, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

        The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and, until this offering has been completed, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2001.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

  •
  Our Current Reports on Form 8-K filed February 15, 2002, as amended March 27, 2002; March 21, 2002, as amended May 14, 2002; and June 10, 2002.

  •
  The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of and for the year ended December 31, 2000 and as of and for the year ended December 31, 1999, included on pages F-77 through F-112 in Amendment No. 1 to our Form S-4, filed August 30, 2001.

  •
  The unaudited pro forma consolidated financial statements included on pages 3, 5 and 8 through 10 of Exhibit 99.4 to our Current Report on Form 8-K filed October 19, 2001.

  •
  The description of our common stock contained in our registration statement on Form 8-A filed on June 2, 2000, and any amendment or reports that update the description.

        You may request a copy of these filings at no cost, by writing or telephoning us at the address set forth below.

First Community Bancorp
275 North Brea Boulevard
Brea, California 92821
Attention: Lynn Hopkins
(714) 671-6800

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following tables present financial data for us after giving effect to the completion of:

  •
  the acquisitions of Pacific Western National Bank, W.H.E.C., Inc. and, with respect to the unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001, First Charter Bank;

  •
  the proposed acquisitions of Upland Bank, Marathon Bancorp and First National Bank;

  •
  our rights offering that we completed in January 2002 and the application of the net proceeds from that rights offering;

  •
  the issuance of trust preferred securities in the fourth quarter of 2001, as described in note 3 to the unaudited pro forma combined condensed consolidated financial statements, and the application of the net proceeds from that issuance;

  •
  an additional issuance of trust preferred securities, as described in note 22 to the unaudited pro forma combined condensed consolidated financial statements, and the application of the net proceeds from that issuance; and

  •
  the proposed issuance of shares of our common stock in this offering, as described in note 22 to the unaudited pro forma combined condensed consolidated financial statements, and the application of the net proceeds from that issuance.

The pro forma financial data gives effect to each of the acquisitions under the purchase accounting method in accordance with accounting principles generally accepted in the United States. The unaudited pro forma combined condensed consolidated financial statements combine the historical condensed consolidated financial statements of us, First Charter, Pacific Western, WHEC, Upland, Marathon and First National giving effect to these acquisitions as if they had been effective on March 31, 2002 with respect to the unaudited pro forma combined condensed consolidated balance sheet, and as of the beginning of the periods indicated with respect to the unaudited pro forma combined condensed consolidated statements of operations.

        The information for the year ended December 31, 2001 is derived from:

  •
  the audited consolidated financial statements, including the related notes, of each of Pacific Western, WHEC and First National incorporated by reference in this prospectus;

  •
  the audited financial statements of each of Upland and Marathon, including the related notes, which are not included or incorporated by reference in this prospectus;

  •
  the unaudited financial information for First Charter for the portion of 2001 prior to our acquisition of First Charter, which information is not included or incorporated by reference in this prospectus; and

  •
  our audited consolidated financial statements, including the related notes, incorporated by reference in this prospectus.

You should read our unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001 in conjunction with the historical financial statements described above that have been incorporated by reference into this prospectus. The information as of and for the three months ended March 31, 2002 is derived from:

  •
  our unaudited condensed consolidated financial statements, including related notes, as of and for the three months ended March 31, 2002, incorporated by reference in this prospectus;

  •
  the unaudited consolidated financial statements, including related notes, of First National as of and for the three months ended March 31, 2002, incorporated by reference in this prospectus;

  •
  the unaudited financial information for each of Pacific Western and WHEC for the portions of the first quarter of 2002 prior to our acquisition of each of those entities, which information is not included or incorporated by reference in this prospectus; and

  •
  the unaudited financial statements of each of Upland and Marathon, including the related notes, which are not included or incorporated by reference in this prospectus.

You should read our unaudited pro forma combined condensed consolidated financial statements as of and for the three months ended March 31, 2002 in conjunction with the historical financial statements described above that have been incorporated by reference into this prospectus.

        We expect to incur reorganization and restructuring expenses as a result of combining First Charter, Pacific Western and WHEC and in connection with the pending acquisitions. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the completed and proposed acquisitions has been reflected in the unaudited pro forma combined condensed consolidated balance sheet. We also anticipate that the acquisitions will provide the combined company with certain future financial benefits that include reduced operation expenses and opportunities to earn more revenue. However, we do not reflect any of these anticipated cost savings or benefits in the pro forma financial information. Finally, the pro forma financial information does not reflect any divestures of branches or deposits that may be required in connection with the acquisitions. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. We have included in the pro forma financial statements all the adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the historical periods.

        Given the information regarding the completed and proposed acquisitions, the actual consolidated financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because, among other reasons:

  •
  assumptions used in preparing the pro forma financial data may be revised in the future due to changes in values of assets, including finalization of the calculation of a core deposit intangible, and changes in operating results between the dates of the unaudited pro forma financial data and the date on which the respective acquisition takes place; and

  •
  adjustments may need to be made to the unaudited historical financial data upon which such pro forma data are based.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2002

	First Community Bancorp	Upland	Upland Adjustments		Marathon	Marathon Adjustments		First National	First National Adjustments		Additional Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Assets:
Cash and due from banks	$81,504	$5,477	$—		$7,183	$—		$31,052	$—		$—		$125,216
Federal funds sold	76,091	10,156	(6,732	) f	675	(6,473	) n	22,000	(70,100	) v	73,305	dd	98,922
Money market mutual funds	—	—	—		—	—		32,027	—		—		32,027

Total cash and cash equivalents	157,595	15,633	(6,732)		7,858	(6,473)		85,079	(70,100)		73,305		256,165
Interest-bearing deposits in financial institutions	390	693	—		—	—		—	—		—		1,083
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	2,263	—	—		443	—		5,446	—		—		8,152
Securities held to maturity	8,930	1,749	—		12,554	—		—	—		—		23,233
Securities available-for-sale	147,252	39	—		13,788	—		136,540	—		—		297,619

Total securities	158,445	1,788	—		26,785	—		141,986	—		—		329,004
Gross loans	800,129	89,976	—		70,337	—		408,796	—		—		1,369,238
Deferred fees and costs	(1,415)	(935)	—		(140)	—		(1,599)	—		—		(4,089)

Loans, net of deferred fees and costs	798,714	89,041	—		70,197	—		407,197	—		—		1,365,149
Allowance for loan losses	(13,563)	(1,215)			(1,133)	—		(10,239)	—		—		(26,150)

Net loans	785,151	87,826	—		69,064	—		396,958	—		—		1,338,999
Property, plant and equipment	10,381	355	—		212	—		5,507	—		—		16,455
Other real estate owned	2,747	174	—		—	—		—	—		—		2,921
Goodwill	45,775	—	6,315	g	—	8,812	o	—	85,538	w	(4,540	) ee	141,900
Core deposit intangible	—	—	2,872	g	—	2,852	o	—	15,749	w	7,828	ff	29,301
Other assets	39,333	3,367	707	h	5,385	768	p	19,601	3,562	x	—		72,723

Total Assets	$1,199,817	$109,836	$3,162		$109,304	$5,959		$649,131	$34,749		$76,593		$2,188,551

Liabilities and Shareholders' Equity:
Liabilities:
Non-interest bearing deposits	$392,052	$24,863	$—		$34,647	$—		$144,448	$—		$—		$596,010
Interest bearing deposits	653,980	70,873	—		60,361	—		380,506	—		—		1,165,720

Total deposits	1,046,032	95,736	—		95,008	—		524,954	—		—		1,761,730
Accrued interest payable and other liabilities	17,086	2,566	4,425	i	864	4,561	q	4,601	18,640	y	3,288	gg	56,031
Short-term borrowings	3,719	—	—		1,500	—		68,000	—		(7,488	) hh	65,731
Convertible debt	654	—	—		—	—		—	—		—		654
Turst preferred securities	28,000	—	—		—	—		—	—		10,000	ii	38,000

Total liabilities	1,095,491	98,302	4,425		97,372	4,561		597,555	18,640		5,800		1,922,146
Shareholders' Equity:
Common stock	90,933	5,836	4,435	j	3,000	10,330	r	9,804	57,881	z	70,793	jj	253,012
Preferred Stock	—	—	—		—	—		1,412	(1,412	) z	—		—
Additional paid-in-capital	—	—	—		10,714	(10,714	) s	45,947	(45,947	) aa	—		—
Retained earnings (accumulated deficit)	13,432	5,695	(5,695	) k	(1,770)	1,770	s	(5,720)	5,720	aa	—		13,432
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on securities available-for-sale, net	(39)	3	(3	) k	(12)	12	s	133	(133	) aa	—		(39)

Total Shareholders' Equity	104,326	11,534	(1,263)		11,932	1,398		51,576	16,109		70,793		266,405

Total Liabilities and Shareholders' Equity	$1,199,817	$109,836	$3,162		$109,304	$5,959		$649,131	$34,749		$76,593		$2,188,551

Shares outstanding	7,539	1,388	419		3,853	544		11,216	2,763		3,100		14,365
Book value per share	$13.84	$8.31			$3.10			$4.60					$18.55

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2002

	First Community Bancorp	Pacific Western (note 2)	WHEC (note 4)	Pacific Western & WHEC Adjustments	First Community Bancorp with Pacific Western & WHEC Pro Forma	Upland	Upland Adjustments	Marathon	Marathon Adjustments	First National	First National Adjustments	Additional Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Interest income:
Interest and fees on loans	$11,805	$1,557	$1,171	$—	$14,533	$1,937	$—	$1,225	$—	$7,357	$—	$—		$25,052
Interest on interest-bearing deposits in other banks	2	—	2	—	4	7	—	—	—	8	—	—		19
Interest on investment securities	1,855	93	218	—	2,166	22	—	374	—	1,490	—	—		4,052
Interest on federal funds sold	239	42	38	—	319	14	—	20	—	165	—	—		518

Total interest income	13,901	1,692	1,429	—	17,022	1,980	—	1,619	—	9,020	—	—		29,641
Interest expense:
Interest expense on deposits	2,449	498	305	—	3,252	547	—	328	—	1,986	—	—		6,113
Interest expense on short-term borrowings	7	—	—	—	7	—	—	1	—	954	—	—		962
Interest expense on convertible debt	4	—	—	—	4	—	—	—	—	—	—	—		4
Interest expense on trust preferred securities	528	—	—	—	528	—	—	—	—	—	—	38	bb	566

Total interest expense	2,988	498	305	—	3,791	547		329		2,940	—	38		7,645

Net interest income	10,913	1,194	1,124	—	13,231	1,433	—	1,290	—	6,080	—	(38)		21,996
Less: provision for loan losses	—	110	5	—	115	—		30		900	—	—		1,045

Net interest income after provision for loan losses	10,913	1,084	1,119	—	13,116	1,433	—	1,260	—	5,180	—	(38)		20,951
Non-interest income:
Service charges and fees on deposit accounts	1,118	91	200	—	1,409	161	—	132	—	564	—	—		2,266
Merchant discount fees, net	84	4	19	—	107	18	—	—	—	39	—	—		164
Other commissions and fees	346	—	77	—	423	—	—	—	—	639	—	—		1,062
Gain on sale of loans	64	—	11	—	75	—	—	62	—	—	—	—		137
Other income	328	5	83	—	416	46	—	86	—	613	—	—		1,161

Total non-interest income	1,940	100	390	—	2,430	225	—	280	—	1,855	—	—		4,790

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2002 (continued)

	First Community Bancorp	Pacific Western (note 2)	WHEC (note 4)	Pacific Western & WHEC Adjustments		First Community Bancorp with Pacific Western & WHEC Pro Forma	Upland	Upland Adjustments		Marathon	Marathon Adjustments		First National	First National Adjustments		Additional Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Non-interest expense:
Salaries and employee benefits	4,714	387	554	—		5,655	644	—		573	—		3,327	—		—		10,199
Occupancy	1,080	94	155	—		1,329	72	—		142	—		784	—		—		2,327
Furniture and equipment	640	69	49	—		758	52	—		26	—		518	—		—		1,354
Legal expenses	242	13	4	—		259	33	—		54	—		133	—		—		479
Other professional services	974	42	76	—		1,092	118	—		114	—		158	—		—		1,482
Stationery, supplies and printing	403	69	45	—		517	36	—		13	—		102	—		—		668
FDIC assessment	67	4	4	—		75	4	—		4	—		65	—		—		148
Cost of other real estate owned	65	—	—	—		65	1	—		—	—		—	—		—		66
Advertising	157	28	44	—		229	63	—		6	—		163	—		—		461
Insurance	79	6	16	—		101	31	—		29	—		83	—		—		244
Other	796	91	67	—		954	100	—		135	—		1,162	—		—		2,351
Intangible amortization	—	—	—	226	a	226	—	88	d	—	78	l	—	483	t	—		875

Total non-interest expense	9,217	803	1,014	226		11,260	1,154	88		1,096	78		6,495	483		—		20,654
Income (loss) from continuing operations before income taxes	3,636	381	495	(226)		4,286	504	(88)		444	(78)		540	(483)		(38)		5,087
Income taxes (benefit)	1,474	160	163	(95	) c	1,702	204	(37	) e	45	(33	) m	228	(203	) u	(16	) cc	1,890

Net income (loss) from continuing operations	$2,162	$221	$332	$(131)		$2,584	$300	$(51)		$399	$(45)		$312	$(280)		$(22)		$3,197

Per share information:
Number of shares (weighted average):
Basic	6,491	921	4,028	2,239		7,524		419		3,853	544		9,711	2,763		3,100		14,350
Diluted	6,774	944	4,532	2,251		7,807		419		3,929	544		11,265	2,763		3,100		14,633
Income from continuing operations per share:
Basic	$0.33	$0.24	$0.08			$0.34				$0.10			$0.03					$0.22
Diluted	$0.32	$0.23	$0.07			$0.33				$0.10			$0.03					$0.22

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

	First Community Bancorp	First Charter (note 1)	Pacific Western	WHEC	First Charter, Pacific Western & WHEC Adjustments		First Community Bancorp with First Charter, Pacific Western & WHEC Pro Forma	Upland	Upland Adjustments	Marathon	Marathon Adjustments	First National	First National Adjustments	Additional Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Interest income:
Interest and fees on loans	$33,052	$4,384	$18,606	$7,115	$—		$63,157	$8,748	$—	$5,152	$—	$37,805	$—	$—		$114,862
Interest on interest-bearing deposits in other banks	14	43	—	28	—		85	49	—	—	—	—	—	—		134
Interest on investment securities	6,335	1,114	552	1,044	—		9,045	114	—	1,476	—	7,943	—	—		18,578
Interest on federal funds sold	3,713	509	819	723	—		5,764	416	—	249	—	1,670	—	—		8,099

Total interest income	43,114	6,050	19,977	8,910	—		78,051	9,327	—	6,877	—	47,418	—	—		141,673
Interest expense:
Interest expense on deposits	9,860	2,844	7,606	2,493	—		22,803	3,340	—	2,056	—	16,073	—	—		44,272
Interest expense on short-term borrowings	383	301	16	—	—		700	—	—	2	—	4,098	—	—		4,800
Interest expense on convertible debt	46	—	—	—	—		46	—	—	—	—	—	—	—		46
Interest expense on trust preferred securities	962	—	—	—	1,046	b	2,008	—	—	—	—	—	—	150	bb	2,158

Total interest expense	11,251	3,145	7,622	2,493	1,046		25,557	3,340	—	2,058	—	20,171	—	150		51,276

Net interest income	31,863	2,905	12,355	6,417	(1,046)		52,494	5,987	—	4,819	—	27,247	—	(150)		90,397
Less: provision for loan losses	639	—	1,260	95	—		1,994	130	—	45	—	10,675	—	—		12,844

Net interest income after provision for loan losses	31,224	2,905	11,095	6,322	(1,046)		50,500	5,857	—	4,774	—	16,572	—	(150)		77,553
Non-interest income:
Service charges and fees on deposit accounts	2,560	123	948	955	—		4,586	674	—	386	—	1,614	—	—		7,260
Merchant discount fees net	327	—	—	—	—		327	—	—	—	—	202	—	—		529
Other commissions and fees	1,367	—	16	—	—		1,383	—	—	—	—	3,122	—	—		4,505
Gain on sale of loans	444	—	201	39	—		684	—	—	—	—	389	—	—		1,073
Other income	479	1,495	191	623	—		2,788	13	—	322	—	1,969	—	—		5,092

Total non-interest income	5,177	1,618	1,356	1,617	—		9,768	687	—	708	—	7,296	—	—		18,459

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001 (continued)

	First Community Bancorp	First Charter (note 1)	Pacific Western	WHEC	First Charter, Pacific Western & WHEC Adjustments		First Community Bancorp with First Charter, Pacific Western & WHEC Pro Forma	Upland	Upland Adjustments		Marathon	Marathon Adjustments		First National	First National Adjustments		Additional Adjustments		First Community Bancorp Pro Forma
	(in thousands, except per share data)
Non-interest expense:
Salaries and employee benefits	13,285	1,474	4,534	3,090	—		22,383	2,378	—		2,228	—		15,510	—		—		42,499
Occupancy	3,365	476	947	642	—		5,430	308	—		575	—		3,455	—		—		9,768
Furniture and equipment	1,438	277	889	290	—		2,894	212	—		89	—		2,177	—		—		5,372
Legal expenses	605	775	266	21	—		1,667	104	—		317	—		672	—		—		2,760
Other professional services	2,964	471	1,229	481	—		5,145	413	—		381	—		812	—		—		6,751
Stationery, supplies and printing	662	35	501	243	—		1,441	164	—		51	—		539	—		—		2,195
FDIC assessment	366	14	33	21	—		434	16	—		14	—		185	—		—		649
Cost of other real estate owned	47	15	—	—	—		62	4	—		2	—		—	—		—		68
Advertising	490	3	431	262	—		1,186	158	—		61	—		849	—		—		2,254
Insurance	288	80	65	78	—		511	108	—		137	—		152	—				908
Other	2,198	897	662	258	—		4,015	342	—		561	—		5,165	—		—		10,083
Provision for restructuring/branch closures	—	—	—	—	—		—	—	—		—			1,100	—		—		1,100
Intangibles amortization	207	—	86	2	894	a	1,189	—	349	d	—	308	l	—	1,913	t	—		3,759

Total non-interest expense	25,915	4,517	9,643	5,388	894		46,357	4,207	349		4,416	308		30,616	1,913		—		88,166

Income (loss) from continuing operations before income taxes (benefit)	10,486	6	2,808	2,551	(1,940)		13,911	2,337	(349)		1,066	(308)		(6,748)	(1,913)		(150)		7,846
Income taxes (benefit)	4,376	1	1,155	919	(815	) c	5,636	971	(147	) e	19	(129	) m	(2,699)	(803	) u	(63	) cc	2,785

Net income (loss) from continuing operations	$6,110	$5	$1,653	$1,632	$(1,125)		$8,275	$1,366	$(202)		$1,047	$(179)		$(4,049)	$(1,110)		$(87)		$5,061

Per share information:
Number of shares (weighted average):
Basic	4,696	2,290	921	4,028	2,239		7,442	1,340	419		3,849	544		9,316	2,763		3,100		14,268
Diluted	4,958	2,290	944	4,532	2,251		7,704	1,362	419		3,881	544		9,316	2,763		3,100		14,530
Income (loss) from continuing operations per share:
Basic income per share	$1.30	$0.00	$1.79	$0.41			$1.11	$1.02			$0.27			$(0.43)					$0.35
Diluted income per share	$1.23	$0.00	$1.75	$0.36			$1.07	$1.00			$0.27			$(0.43)					$0.35

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

NOTE 1: BASIS OF PRESENTATION OF FIRST CHARTER ACQUISITION

        On October 8, 2001, we completed the acquisition of First Charter and merged it into our wholly-owned subsidiary, Pacific Western, formerly called First Professional Bank. The First Charter merger was accounted for using purchase accounting. Therefore, our historical results of operations for the three months ended March 31, 2002 include the operations of First Charter, and our historical results of operations for the year ended December 31, 2001 include the operations of First Charter subsequent to October 8, 2001. Our historical balance sheet at March 31, 2002 includes the impact of the First Charter acquisition.

        The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001 is presented as if the First Charter acquisition occurred at the beginning of this period. The information is not intended to reflect the actual results that would have been achieved had the First Charter acquisition actually occurred on that date.

        Certain historical data of First Charter have been reclassified on a pro forma basis to conform to our classifications.

NOTE 2: BASIS OF PRESENTATION OF PACIFIC WESTERN ACQUISITION

        On January 31, 2002, we completed the acquisition of Pacific Western in a transaction accounted for using purchase accounting. Therefore, our historical results of operations for the three months ended March 31, 2002 include the operations of Pacific Western since January 31, 2002 and our historical results of operations for the year ended December 31, 2001 do not include the operations of Pacific Western. Our historical balance sheet at March 31, 2002 includes the impact of the Pacific Western acquisition.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the Pacific Western acquisition occurred at the beginning of the respective periods. This information is not intended to reflect the actual results that would have been achieved had the Pacific Western acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information incorporated by reference in this prospectus.

        Certain historical data of Pacific Western have been reclassified on a pro forma basis to conform to our classifications.

NOTE 3: PURCHASE PRICE AND FUNDING OF PACIFIC WESTERN

        The shareholders and option holders of Pacific Western were paid $36.6 million based on each share of common stock of Pacific Western issued and outstanding immediately prior to the acquisition of Pacific Western being converted into the right to receive $37.15 in cash. The purchase price was financed through a combination of:

  •
  funds of approximately $20.0 million raised in two separate trust preferred offerings, which closed during the fourth quarter of 2001;

  •
  additional funds of $23.0 million raised through a rights offering which resulted in the issuance of 1,194,805 shares of our common stock in the first quarter of 2002; and

  •
  a $6.6 million special dividend from cash available at Pacific Western.

        As a result of the issuance of the trust preferred securities, interest expense in our unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2001 has been increased by $1.0 million representing the interest expense associated with those securities.

NOTE 4: BASIS OF PRESENTATION OF WHEC ACQUISITION

        On March 7, 2002, we completed the acquisition of WHEC, the holding company of Capital Bank of North County, in a transaction accounted for using purchase accounting. Therefore, our historical results of operations for the three months ended March 31, 2002 include the operations of WHEC since March 7, 2002 and our historical results of operations for the year ended December 31, 2001 do not include the operations of WHEC. Our historical balance sheet at March 31, 2002 includes the impact of the WHEC acquisition.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the WHEC acquisition occurred at the beginning of the respective periods. This information is not intended to reflect the actual results that would have been achieved had the WHEC acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information incorporated by reference in this prospectus.

        Certain historical data of WHEC have been reclassified on a pro forma basis to conform to our classifications.

NOTE 5: PURCHASE PRICE AND FUNDING OF WHEC

        In the WHEC acquisition, we issued 1,043,799 shares of our common stock for an aggregate purchase price of $24.5 million based on each share of common stock of WHEC issued and outstanding immediately prior to the acquisition of WHEC being converted into 0.2353 of a share of our common stock.

NOTE 6: KEY TO PRO FORMA ADJUSTMENTS OF FIRST CHARTER, PACIFIC WESTERN AND WHEC ACQUISITIONS

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of First Charter, Pacific Western and WHEC based on the purchase method of accounting:

  a)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  b)
  Interest expense related to the trust preferred securities issued in the fourth quarter of 2001 as if they were outstanding from January 1, 2001.

  c)
  Tax benefits associated with the additional interest expense and/or core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

NOTE 7: BASIS OF PRESENTATION OF UPLAND ACQUISITION

        On April 18, 2002, we announced that we had executed a definitive agreement to acquire all of the outstanding common stock of Upland. It is expected that the Upland acquisition will close in the third quarter of 2002. Therefore, our historical financial statements as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001 do not include the financial position and results of Upland.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the Upland acquisition occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2002 is presented as if the Upland acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the Upland acquisition actually occurred on those dates.

        Certain historical data of Upland have been reclassified on a pro forma basis to conform to our classifications.

NOTE 8: PURCHASE PRICE AND FUNDING OF UPLAND

        Pursuant to the Upland merger agreement, shareholders of Upland will have the right to elect to receive for each share of Upland common stock either $11.73 in cash or 0.5034 of a share of our common stock. The merger agreement provides that 419,118 shares of our common stock are to be issued to Upland shareholders. If the price of our common stock at the closing of the merger is $23.30 or more, 60% of the total consideration will be in the form of our common stock and the remainder will be in cash. In the event the average closing price of our common stock is less than $19.80 as measured over the twenty day trading period ending as of the fifth business day prior to the effective date of the merger and such decline is not proportionate to the decline in the Nasdaq Bank Index, if any, over the same period, the merger agreement contains provisions that allow us to issue stock and/or cash at our option to ensure that the value of the consideration Upland shareholders receive is at least equal to the consideration they would have received had the closing price of our common stock on the effective date been $19.80 per share, and to ensure that at least 45% of the total consideration shall be in the form of our common stock.

        Based on an estimated share price of $24.50 for our common stock, determined pursuant to the Upland merger agreement, and 60% of the Upland shareholders electing to receive stock consideration, the estimated total consideration to be paid in connection with the Upland acquisition is $17.0 million and is calculated as follows:

Purchase Price
(in thousands)
Stock consideration	$10,271
Cash consideration	6,732

Total estimated purchase price	$17,003

        The cash portion of the purchase price is expected to be financed through a combination of the proceeds resulting from this offering, the proceeds from the issuance of additional trust preferred securities in June 2002 (see note 22) and dividends from our banks.

NOTE 9: ALLOCATION OF PURCHASE PRICE OF UPLAND

        The purchase price of Upland has been allocated as follows (in thousands):

Cash and cash equivalents	$15,633
Interest bearing deposits in financial institutions	693
Securities	1,788
Net loans	87,826
Premises and equipment	355
Other assets	4,248
Goodwill	6,315
Core deposit intangible	2,872
Deposits	(95,736)
Other liabilities	(6,991)

Total purchase price	$17,003

        In allocating the purchase price, the following adjustments were made to Upland's historical amounts:

  •
  other assets were increased by $707,000 representing the tax effects of the estimated merger costs; and

  •
  other liabilities were increased $4.4 million representing the estimated merger costs of $3.2 million and the deferred tax liability related to the core deposit intangible of $1.2 million.

All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation.

        The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma presentation purposes only, we have included an estimated core deposit intangible calculated as three percent of deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

NOTE 10: MERGER COSTS OF UPLAND

        The table below reflects our current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $3.2 million ($2.5 million net of taxes, computed using a combined federal and state tax rate of 42%) expected to be incurred in connection with the Upland acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$1,013
Conversion costs	400
Other costs	270

Deductible merger costs	1,683
Tax benefits	707

Deductible merger costs, net of tax benefits	976
Investment banking and other professional fees	1,536

Total merger costs, net of tax benefits	$2,512

        Our cost estimates are forward-looking. While the costs represent our current estimate of merger costs associated with the acquisition that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the Upland acquisition. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the Upland acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see "Cautionary Statement Regarding Forward-Looking Statements" on page 10.

NOTE 11: KEY TO PRO FORMA ADJUSTMENTS OF UPLAND ACQUISITION

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of Upland based on the purchase method of accounting:

  d)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  e)
  Tax benefits associated with the core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

  f)
  Use of cash for the purchase price.

  g)
  Goodwill and core deposit intangible resulting from the purchase method of accounting. See note 9.

  h)
  Deferred tax asset related to the deductible merger costs. See note 10.

  i)
  Adjustment of liabilities for accrued merger costs and deferred tax liability related to the core deposit intangible. See notes 9 and 10.

  j)
  Issuance of common stock to Upland shareholders less the elimination of Upland common stock.

  k)
  Elimination of Upland retained earnings and unrealized gains on securities available for sale.

NOTE 12: BASIS OF PRESENTATION OF MARATHON ACQUISITION

        On May 14, 2002, we announced that we had executed a definitive agreement to acquire all of the outstanding common stock of Marathon. It is expected that the Marathon acquisition will close in the third quarter of 2002. Therefore, our historical financial statements as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001 do not include the financial position and results of Marathon.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the Marathon acquisition occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2002 is presented as if the Marathon acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the Marathon acquisition actually occurred on those dates.

        Certain historical data of Marathon have been reclassified on a pro forma basis to conform to our classifications.

NOTE 13: PURCHASE PRICE AND FUNDING OF MARATHON

        Pursuant to the Marathon merger agreement, each Marathon shareholder will have the right to elect to receive for each share of Marathon common stock issued and outstanding immediately prior to the merger either cash or our common stock with a value that depends on the average price of our common stock over a 15-day averaging period ending on the third business day prior to the Marathon shareholders' meeting, known as the average price. The value is determined as follows:

  •
  if the average price is greater than or equal to $19.50 and less than or equal to $23.30, Marathon shareholders will have the right to elect to receive, for each share of Marathon common stock they hold, either cash or our common stock with a value of $4.80 valued at the averaging price;

  •
  if the average price is greater than $23.30, Marathon shareholders will have the right to elect to receive an amount in cash that will be greater than $4.80, or our common stock with a value that will be greater than $4.80 per share, in each case, determined by multiplying the average price by 0.1339 and then adding $1.68; or

  •
  if the average price is less than $19.50, Marathon shareholders will have the right to elect to receive an amount in cash that will be less than $4.80, or our common stock with a value that will be less than

  $4.80 per share, in each case, determined by multiplying the average price by 0.1600 and then adding $1.68.

        Based on a share price of $24.50 for our common stock, the estimated total consideration to be paid in connection with the Marathon acquisition is $19.8 million, 67% of which will be in the form of First Community common stock and the remainder in the form of cash, and is calculated as follows:

Purchase Price
(in thousands)
Stock consideration	$13,330
Cash consideration	6,473

Total estimated purchase price	$19,803

        If the average price of our common stock is less than $19.50 over the fifteen-day averaging period, the definitive agreement contains provisions that allow us to ensure that at least 50% of the total consideration shall be in the form of our common stock.

        The cash portion of the purchase price is expected to be financed through a combination of the proceeds resulting from this offering, the proceeds from the issuance of additional trust preferred securities in June 2002 (see note 22) and dividends from our banks.

NOTE 14: ALLOCATION OF PURCHASE PRICE OF MARATHON

        The purchase price of Marathon has been allocated as follows (in thousands):

Cash and cash equivalents	$7,858
Securities	26,785
Net loans	69,064
Premises and equipment	212
Other assets	6,153
Goodwill	8,812
Core deposit intangible	2,852
Deposits	(95,008)
Other liabilities	(6,925)

Total purchase price	$19,803

        In allocating the purchase price, the following adjustments were made to Marathon's historical amounts:

  •
  other assets were increased by $768,000 representing the tax effects of the estimated merger costs; and

  •
  other liabilities were increased $4.6 million representing the estimated merger costs of $3.4 million and the deferred tax liability related to the core deposit intangible of $1.2 million.

All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation.

        The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma presentation purposes only, we have included an estimated core deposit intangible calculated as three percent of deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

NOTE 15: MERGER COSTS OF MARATHON

        The table below reflects our current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $3.4 million ($2.6 million net of taxes, computed using the combined federal and state tax rate of 42%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$1,158
Conversion costs	400
Other costs	270

Deductible merger costs	1,828
Tax benefits	768

Deductible merger costs, net of tax benefits	1,060
Investment banking and other professional fees	1,535

Total merger costs, net of tax benefits	$2,595

        Our cost estimates are forward-looking. While the costs represent our current estimate of merger costs associated with the acquisition that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the acquisition. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the Marathon acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see "Cautionary Statement Regarding Forward-Looking Statements" on page 10.

NOTE 16: KEY TO PRO FORMA ADJUSTMENTS OF MARATHON ACQUISITION

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of Marathon based on the purchase method of accounting:

  l)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  m)
  Tax benefits associated with the core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

  n)
  Use of cash for purchase price.

  o)
  Goodwill and core deposit intangible resulting from the purchase method of accounting. See note 14.

  p)
  Deferred tax asset related to the deductible merger costs. See note 15.

  q)
  Adjustment of liabilities for accrued merger costs and deferred tax liability related to the core deposit intangible. See notes 14 and 15.

  r)
  Issuance of common stock to Marathon shareholders less the elimination of Marathon common stock.

  s)
  Elimination of Marathon additional paid-in capital, accumulated deficit and unrealized losses on securities available for sale.

NOTE 17: BASIS OF PRESENTATION OF FIRST NATIONAL ACQUISITION

        On April 29, 2002, we announced that we had entered into an agreement to acquire all of the outstanding capital stock of First National. It is expected that the First National acquisition will close in the third quarter of 2002. Therefore, our historical financial statements as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001 do not include the financial position and results of First National.

        The unaudited pro forma combined condensed consolidated statements of operations for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented as if the First National acquisition occurred at the beginning of the respective periods. The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2002 is presented as if the First National acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the First National acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information incorporated by reference in this prospectus.

        Certain historical data of First National have been reclassified on a pro forma basis to conform to our classifications.

NOTE 18: PURCHASE PRICE AND FUNDING OF FIRST NATIONAL

        Pursuant to the First National merger agreement, each First National shareholder will have the right to elect to receive for each share of First National common stock or First National preferred stock either $10.00 in cash or 0.5008 of a share of our common stock. The definitive agreement provides that 2,762,662 shares of our common stock are to be issued to First National shareholders. In the event that the closing price of our common stock is less than $19.97 per share as of the closing date of the merger, the merger agreement contains provisions that require us to issue stock to ensure that the value of the consideration First National shareholders receive is at least equal to the consideration they would have received had the closing price of our common stock on the closing date of the merger been $19.97 per share, and to ensure that at least 45% of the total consideration shall be in the form of our common stock.

        Based on a share price of $24.50 for our common stock, determined pursuant to the First National merger agreement, and 45% of the First National shareholders electing to receive stock consideration, the estimated total consideration to be paid in connection with the First National acquisition is $137.8 million and is calculated as follows:

Purchase Price
(in thousands)
Stock consideration	$67,685
Cash consideration	70,100

Total estimated purchase price	$137,785

        The cash portion of the purchase price is expected to be financed through a combination of the proceeds resulting from this offering, the proceeds from the issuance of additional trust preferred securities in June 2002 (see note 22) and dividends from our banks.

NOTE 19: ALLOCATION OF PURCHASE PRICE OF FIRST NATIONAL

        The purchase price of First National has been allocated as follows (in thousands):

Cash and cash equivalents	$85,079
Securities	141,986
Net loans	396,958
Premises and equipment	5,507
Other assets	23,163
Goodwill	85,538
Core deposit intangible	15,749
Deposits	(524,954)
Other liabilities	(23,241)
Borrowings	(68,000)

Total purchase price	$137,785

        In allocating the purchase price, the following adjustments were made to First National's historical amounts:

  •
  other assets were increased by $3.6 million representing the tax effects of the estimated merger costs; and

  •
  other liabilities were increased $18.6 million representing the estimated merger costs of $12.0 million and the deferred tax liability related to the core deposit intangible of $6.6 million.

All of the other asset and liability categories are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation.

        The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma presentation purposes only, we have included an estimated core deposit intangible calculated as three percent of deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated useful life and recorded as a charge to operations.

NOTE 20: MERGER COSTS OF FIRST NATIONAL

        The table below reflects our current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $12.0 million ($8.5 million net of taxes, computed using a combined federal and state tax rate of 42%) expected to be incurred in connection with the acquisition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, include the following (in thousands):

Employee costs (severance and retention costs)	$3,170
Conversion costs	4,370
Other costs, including branch closure	940

Deductible merger costs	8,480
Tax benefits	3,562

Deductible merger costs, net of tax benefits	4,918
Investment banking and other professional fees	3,545

Total merger costs, net of tax benefits	$8,463

        Our cost estimates are forward-looking. While the costs represent our current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the First National acquisition. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the First National acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, please see "Cautionary Statement Regarding Forward-Looking Statements" on page 10.

NOTE 21: KEY TO PRO FORMA ADJUSTMENTS OF FIRST NATIONAL ACQUISITION

        Summarized below are the pro forma adjustments necessary to reflect the acquisition of First National based on the purchase method of accounting:

  t)
  Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over its estimated useful life of 10 years. The amortization expense for any period in question is based on either (1) an estimated decline in the value of the underlying deposits acquired or (2) application of a straight-line method, whichever results in a higher amortization expense.

  u)
  Tax benefits associated with the core deposit intangible amortization expense computed using a combined federal and state tax rate of 42%.

  v)
  Use of cash for purchase price.

  w)
  Goodwill and core deposit intangible resulting from the purchase method of accounting. See note 19.

  x)
  Deferred tax asset related to the deductible merger costs. See note 20.

  y)
  Adjustment of liabilities for accrued merger costs and deferred tax liability related to the core deposit intangible. See notes 19 and 20.

  z)
  Issuance of common stock to First National shareholders less the elimination of First National common stock and preferred stock.

  aa)
  Elimination of First National additional paid-in capital, accumulated deficit and unrealized gains on securities available for sale.

NOTE 22: KEY TO ADDITIONAL ADJUSTMENTS

  bb)
  Estimated interest expense related to issuance of trust preferred securities at an assumed interest rate of 5.75% per annum offset by a reduction of interest expense related to the reduction of other borrowings from excess funds at an assumed interest rate of 5.67% per annum. If the interest rate on the additional trust preferred securities varies by 1/2%, the effect on net income (loss) will be $29,000 after tax per annum.

  cc)
  Tax benefits associated with the additional interest expense computed using a combined federal and state tax rate of 42%.

  dd)
  Cash raised from this offering of shares of our common stock at an assumed offering price per share of $24.50, after deducting our estimated offering expenses and underwriting discounts and commissions, and cash received from the issuance of additional trust preferred securities which closed in June 2002, offset by excess funds used to reduce other borrowings. This adjustment assumes no exercise of the underwriters' over-allotment option to purchase additional shares in this offering. The additional trust preferred securities have an aggregate liquidation preference of $10.0 million.

  ee)
  Reclassification of goodwill to core deposit intangible and related deferred tax liability with respect to the acquisitions of Pacific Western and WHEC.

  ff)
  Core deposit intangibles related to the Pacific Western acquisition and WHEC acquisition of $3.6 million and $4.2 million. These amounts were not available at the time of filing our historical results and were therefore included as part of goodwill on March 31, 2002. The estimated amortization for the core deposit intangibles is included in the unaudited pro forma condensed combined consolidated statement of operations for the periods indicated in the columns titled First Charter, Pacific Western & WHEC Adjustments. See note 6.

  gg)
  Deferred tax liabilities related to the core deposit intangibles from the Pacific Western acquisition and WHEC acquisition.

  hh)
  Reduction of other borrowings with excess proceeds.

  ii)
  Proceeds from trust preferred securities which were issued in June 2002.

  jj)
  This offering.

3,100,000 Shares

FIRST COMMUNITY BANCORP
Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

KEEFE, BRUYETTE & WOODS, INC.

STIFEL, NICOLAUS & COMPANY
INCORPORATED

                        , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following are the expenses of the issuance of the shares of common stock being registered, all of which will be paid by the Registrant:

Securities and Exchange Commission registration fee	$7,940
Printing, postage, and mailing*	$100,000
Legal fees and expenses*	$350,000
Accounting fees and expenses*	$100,000
Nasdaq National Market listing fee*	$22,500
NASD filing fee	$9,131
Miscellaneous*	$10,429

Total	$600,000

*
Estimates

Item 15. Indemnification of Directors and Officers

        Article Five of First Community's articles of incorporation provides that First Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Section 7.5 of First Community's by-laws provides that First Community shall indemnify each of its directors and officers for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such person was an "agent" of First Community to the fullest extent permissible under California law. First Community's articles of incorporation and by-laws also provide that First Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent's defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

Item 16. Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
2.1
Agreement and Plan of Merger, dated as of August 21, 2001, by and between First Community Bancorp and Pacific Western National Bank (Exhibit 2.1 to Registration Statement No. 333-72634 filed on Form S-3 on November 1, 2001 and incorporated herein by this reference).
2.2
Agreement and Plan of Merger, dated as of November 12, 2001, by and between First Community Bancorp and W.H.E.C., Inc. (Annex A to Registration Statement No. 333-76106 filed on Form S-4/A on January 16, 2002 and incorporated herein by this reference).
2.3
Agreement and Plan of Merger, by and among First Community Bancorp, Rancho Santa Fe National Bank and First National Bank, dated as of April 25, 2002. The registrant agrees to furnish supplementally a copy of Exhibits A-E to the SEC upon request.**
4.1	Articles of Incorporation of First Community Bancorp (Exhibit 3.1 to a Form 8-A filed on June 2, 2000 and incorporated herein by this reference).
4.2	Bylaws of First Community Bancorp.**
5.1	Opinion of Sullivan & Cromwell.*
23.1	Consent of KPMG LLP (with respect to First Community Bancorp).
23.2	Consent of KPMG LLP (with respect to First National Bank).
23.3	Consent of KPMG LLP (with respect to Professional Bancorp).
23.4	Consent of Moss Adams LLP (with respect to Professional Bancorp).
23.5	Consent of Vavrinek, Trine, Day & Co. LLP (with respect to Pacific Western National Bank).
23.6	Consent of Vavrinek, Trine, Day & Co. LLP (with respect to W.H.E.C., Inc.).
23.7	Consent of Sullivan & Cromwell (included within Exhibit 5.1).
24.1	Power of Attorney.**

*
To be filed by amendment.

**
Previously filed.

Item 17. Undertakings.

        (a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)  The undersigned registrant hereby undertakes that:

        (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brea, state of California, on this 26th day of June, 2002.

FIRST COMMUNITY BANCORP
By:	/s/ LYNN M. HOPKINS Lynn M. Hopkins Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John M. Eggemeyer, III	Director and Chairman of the Board	June 26, 2002
* Matthew P. Wagner	President, Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2002
/s/ LYNN M. HOPKINS Lynn M. Hopkins	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 26, 2002
* Timothy B. Matz	Director	June 26, 2002
* Timothy L. Blixseth	Director	June 26, 2002
* Robert E. Herrmann	Director	June 26, 2002

* Robert A. Schoellhorn	Director	June 26, 2002
* Robert A. Stine	Director	June 26, 2002
* David S. Williams	Director	June 26, 2002
* Harold W. Clark	Director	June 26, 2002
* Stephen M. Dunn	Director	June 26, 2002
* Barry C. Fitzpatrick	Director	June 26, 2002
/s/ LYNN M. HOPKINS Lynn M. Hopkins * Attorney-in-fact.		June 26, 2002

Exhibit Index

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
2.1
Agreement and Plan of Merger, dated as of August 21, 2001, by and between First Community Bancorp and Pacific Western National Bank (Exhibit 2.1 to Registration Statement No. 333-72634 filed on Form S-3 on November 1, 2001 and incorporated herein by this reference).
2.2
Agreement and Plan of Merger, dated as of November 12, 2001, by and between First Community Bancorp and W.H.E.C., Inc. (Annex A to Registration Statement No. 333-76106 filed on Form S-4/A on January 16, 2002 and incorporated herein by this reference).
2.3
Agreement and Plan of Merger, by and among First Community Bancorp, Rancho Santa Fe National Bank and First National Bank, dated as of April 25, 2002. The registrant agrees to furnish supplementally a copy of Exhibits A-E to the SEC upon request.**
4.1	Articles of Incorporation of First Community Bancorp (Exhibit 3.1 to a Form 8-A filed on June 2, 2000 and incorporated herein by this reference).
4.2	Bylaws of First Community Bancorp.**
5.1	Opinion of Sullivan & Cromwell.*
23.1	Consent of KPMG LLP (with respect to First Community Bancorp).
23.2	Consent of KPMG LLP (with respect to First National Bank).
23.3	Consent of KPMG LLP (with respect to Professional Bancorp).
23.4	Consent of Moss Adams LLP (with respect to Professional Bancorp).
23.5	Consent of Vavrinek, Trine, Day & Co. LLP (with respect to Pacific Western National Bank).
23.6	Consent of Vavrinek, Trine, Day & Co. LLP (with respect to W.H.E.C., Inc.).
23.7	Consent of Sullivan & Cromwell (included within Exhibit 5.1).
24.1	Power of Attorney.**

*
To be filed by amendment.

**
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Acquisitions
The Offering
Summary Consolidated Financial Information
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Supplemental Operational Information
Analysis of Net Income
Analysis of Average Rates and Balances
Analysis of Volume and Interest Rates
Loans Repricing or Maturing as of December 31, 2001
Nonperforming Assets
Analysis of Allowance for Loan Losses
Allocation of Allowance for Loan Losses
Investment Portfolio
Analysis of Investment Yields and Maturities
Analysis of Average Deposits
Maturity of Time Deposits of $100,000 or More
Sensitivity for Net Interest Income (dollars in thousands)
Market Value of Portfolio Equity (dollars in thousands)
BUSINESS
VALIDITY OF COMMON STOCK
EXPERTS
UNDERWRITING
WHERE TO FIND MORE INFORMATION
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
  PART II
SIGNATURES
Exhibit Index